Exhibit 99.1

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation of the Chilean Commission for Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended March 31, 2020 and December 31, 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	December
	Notes	2020	2019
		MCh$	MCh$
ASSETS
Cash and due from banks	7	2,780,469	2,392,166
Transactions in the course of collection	7	520,711	584,672
Financial assets held-for-trading	8	1,690,563	1,872,355
Investment under resale agreements	9	55,441	142,329
Derivative instruments	10	4,757,187	2,786,215
Loans and advances to banks	11	1,342,754	1,139,433
Loans to customers, net	12	30,156,969	29,334,052
Financial assets available-for-sale	13	1,632,229	1,357,846
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	52,647	50,758
Intangible assets	15	58,763	58,307
Property and equipment	16	225,135	220,262
Leased assets	16	145,728	150,665
Current tax assets	17	1,567	357
Deferred tax assets	17	316,599	320,948
Other assets	18	1,059,936	862,968
TOTAL ASSETS		44,796,698	41,273,333

LIABILITIES
Current accounts and other demand deposits	19	11,869,854	11,326,133
Transactions in the course of payment	7	482,664	352,121
Obligations under repurchase agreements	9	345,808	308,734
Savings accounts and time deposits	20	11,469,658	10,856,618
Derivative instruments	10	4,721,257	2,818,121
Borrowings from financial institutions	21	1,703,821	1,563,277
Debt issued	22	9,224,225	8,813,414
Other financial obligations	23	121,674	156,229
Lease liabilities	16	141,434	146,013
Current tax liabilities	17	66,545	76,289
Deferred tax liabilities	17	242	—
Provisions	24	419,044	684,663
Other liabilities	25	679,580	643,498
TOTAL LIABILITIES		41,245,806	37,745,110

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,418,833
Reserves		703,331	703,272
Other comprehensive income		(62,327)	(56,601)
Retained earnings:
Retained earnings from previous years		412,641	170,171
Income for the period		136,882	593,008
Less:
Provision for minimum dividends		(58,469)	(300,461)
Subtotal		3,550,891	3,528,222
Non-controlling interests		1	1
TOTAL EQUITY		3,550,892	3,528,223
TOTAL LIABILITIES AND EQUITY		44,796,698	41,273,333

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the three-month ended March 31, 2020 and 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	March
	Notes	2020	2019
		MCh$	MCh$

Interest revenue	28	554,274	430,654
Interest expense	28	(204,577)	(129,684)
Net interest income		349,697	300,970

Income from fees and commissions	29	161,671	134,223
Expenses from fees and commissions	29	(36,200)	(30,813)
Net fees and commission income		125,471	103,410

Net financial operating income	30	9,154	8,566
Foreign exchange transactions, net	31	19,380	16,117
Other operating income	36	9,391	15,533
Total operating revenues		513,093	444,596

Provisions for loan losses	32	(125,560)	(89,156)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		387,533	355,440

Personnel expenses	33	(107,043)	(113,555)
Administrative expenses	34	(82,688)	(78,994)
Depreciation and amortization	35	(18,469)	(17,203)
Impairment	35	—	(6)
Other operating expenses	37	(12,093)	(11,066)

TOTAL OPERATING EXPENSES		(220,293)	(220,824)

NET OPERATING INCOME		167,240	134,616

Income attributable to associates	14	1,895	1,110
Income before income tax		169,135	135,726

Income tax	17	(32,253)	(34,189)

NET INCOME FOR THE PERIOD		136,882	101,537
Attributable to:
Bank’s Owners	27	136,882	101,537
Non-controlling interests		—	—

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	1.36	1.01
Diluted net income per share	27	1.36	1.01

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

For the three-month ended March 31, 2020 and 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	March
		2020	2019
	Notes	MCh$	MCh$

NET INCOME FOR THE PERIOD		136,882	101,537

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	(9,768)	8,836
Net gains (losses) on derivatives held as cash flow hedges	10	1,935	889
Subtotal Other comprehensive income before income taxes		(7,833)	9,725

Income tax relating to the components of other comprehensive income that are reclassified in income for the period		2,107	(2,643)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(5,726)	7,082

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans	24	81	—

Subtotal other comprehensive income before income taxes		81	—

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period	17	(22)	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		59	—

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		131,215	108,619

Attributable to:
Bank’s Owners		131,215	108,619
Non-controlling interests		—	—

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month ended March 31, 2020 and 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale	Derivatives cash flow hedge	Income Tax	Retained earnings from previous period	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2018		2,418,833	31,961	585,636	(9,936)	(43,494)	14,208	17,481	594,872	(305,409)	3,304,152	1	3,304,153
Retention of profits		—	—	—	—	—	—	152,705	(152,705)	—	—	—	—
Retention (release) of profits according to bylaws		—	—	85,856	—	—	—	—	(85,856)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(356,311)	305,409	(50,902)	—	(50,902)
Equity effect change in accounting policy		—	—	—	—	—	—	2	—	—	2	—	2
Other comprehensive income:
Derivatives cash flow hedge	27	—	—	—	—	889	(240)	—	—	—	649	—	649
Valuation adjustment on available-for-sale instruments	27	—	—	—	8,836	—	(2,403)	—	—	—	6,433	—	6,433
Income for the period 2019	27	—	—	—	—	—	—	—	101,537	—	101,537	—	101,537
Provision for minimum dividends		—	—	—	—	—	—	—	—	(60,922)	(60,922)	—	(60,922)
Balances as of March 31, 2019		2,418,833	31,961	671,492	(1,100)	(42,605)	11,565	170,188	101,537	(60,922)	3,300,949	1	3,300,950
Equity effect change in accounting policy		—	—	—	—	—	—	(17)	—	—	(17)	—	(17)
Other comprehensive income:
Defined benefit plans adjustment, net		—	(181)	—	—	—	—	—	—	—	(181)	—	(181)
Derivatives cash flow hedge		—	—	—	—	(38,435)	10,378	—	—	—	(28,057)	—	(28,057)
Valuation adjustment on available-for-sale instruments		—	—	—	4,927	—	(1,331)	—	—	—	3,596	—	3,596
Income for the period 2019		—	—	—	—	—	—	—	491,471	—	491,471	—	491,471
Provision for minimum dividends		—	—	—	—	—	—	—	—	(239,539)	(239,539)	—	(239,539)
Balances as of December 31, 2019		2,418,833	31,780	671,492	3,827	(81,040)	20,612	170,171	593,008	(300,461)	3,528,222	1	3,528,223
Retention of profits		—	—	—	—	—	—	242,470	(242,470)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(350,538)	300,461	(50,077)	—	(50,077)
Other comprehensive income:
Defined benefit plans adjustment, net		—	59	—	—	—	—	—	—	—	59	—	59
Derivatives cash flow hedge, net	27	—	—	—	—	1,935	(521)	—	—	—	1,414	—	1,414
Valuation adjustment on available-for-sale instruments	27	—	—	—	(9,768)	—	2,628	—	—	—	(7,140)	—	(7,140)
Income for the period 2020	27	—	—	—	—	—	—	—	136,882	—	136,882	—	136,882
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(58,469)	(58,469)	—	(58,469)
Balances as of March 31, 2020		2,418,833	31,839	671,492	(5,941)	(79,105)	22,719	412,641	136,882	(58,469)	3,550,891	1	3,550,892

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month ended March 31, 2020 and 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	March
		2020	2019
	Notes	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period		136,882	101,537
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	35	18,469	17,203
Impairment	35	—	6
Provision for loans and accounts receivable from customers and owed by banks	32	128,356	100,412
Provision of contingent loans	32	7,007	884
Fair value adjustment of financial assets held-for-trading		1,016	(1,029)
Changes in assets and liabilities by deferred taxes	17	7,197	(1,019)
(Gain) loss attributable to investments in companies with significant influence, net	14	(1,876)	(1,110)
(Gain) loss from sales of assets received in lieu of payment,net	36	(1,361)	(4,503)
(Gain) loss on sales of property and equipment, net	36	(18)	(31)
Charge-offs of assets received in lieu of payment	37	1,245	2,623
Other charges (credits) to income that do not represent cash flows		2,695	4,021
Net changes in exchange rate, interest and fees accrued on assets and liabilities		144,753	18,362

Changes in assets and liabilities that affect operating cash flows:

(Increase) decrease in loans and advances to banks, net		(203,433)	578,924
(Increase) decrease in loans to customers		(866,758)	(413,306)
(Increase) decrease in financial assets held-for-trading, net		(69,749)	(78,625)
(Increase) decrease in other assets and liabilities		(273,963)	85,193
Increase (decrease) in current account and other demand deposits		543,498	16,786
Increase (decrease) in transactions from reverse repurchase agreements		35,540	(11,677)
Increase (decrease) in savings accounts and time deposits		630,811	602,676
Sale of assets received in lieu of payment or adjudicated		4,310	9,115
Total cash flows from operating activities		244,621	1,026,442

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(283,201)	(264,952)
Payments for lease agreements	16	(7,509)	(6,116)
Net changes in leased assets	16	(419)	(1,352)
Purchases of property and equipment	16	(11,999)	(12,950)
Sales of property and equipment		18	31
Acquisition of intangible assets	15	(4,238)	(3,799)
Acquisition of investments in companies	14	—	—
Dividends received from investments in companies	14	19	—
Total cash flows from investing activities		(307,329)	(289,138)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of letters of credit		(670)	(981)
Issuance of bonds	22	459,510	281,884
Redemption of bonds		(334,388)	(316,050)
Dividends paid	27	(350,538)	(356,311)
Increase (decrease) in borrowings from foreign financial institutions		142,618	(141,254)
Increase (decrease) in other financial obligations		(34,421)	(6,596)
Payment of other long-term borrowings		(147)	(532)
Total cash flows from financing activities		(118,036)	(539,840)

TOTAL NET POSITIVE CASH FLOWS FOR THE PERIOD		(180,744)	197,464

Effect of exchange rate changes		34,299	8,673

Cash and cash equivalents at beginning of period		3,931,371	2,256,375

Cash and cash equivalents at end of period	7	3,784,926	2,462,512

	March	March
	2020	2019
	MCh$	MCh$
Operational Cash flow interest:
Interest received	466,572	489,275
Interest paid	62,177	(161,270)

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”), in accordance with the established in the Law 21,130 dated January 12, 2019, which ordered the integration of the Superintendency of Banks and Financial Institutions (“SBIF”) with the Commission for the Financial Market as of June 1, 2019. Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory services and securitization.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Consolidated Financial Statements of Banco de Chile, for the period ended March 31, 2020 were approved by the Directors on April 29, 2020.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information:

(a)	Legal regulations:

The Law 21,000 that creates the CMF, in its article 5, empowers it to issue accounting standards of general application for entities it supervises. The Corporations Law, in turn, requires following the generally accepted accounting principles.

Based on the aforementioned laws, banks should use the criteria provided by the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles standards issued by the Chilean Association of Accountants (Colegio de Contadores de Chile A.G.), that coincide with the International Financial Reporting Standards (“IFRS”) agreed upon by the International Accounting Standards Board (“IASB”). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the CMF, the latter shall prevail.

(b)	Basis of preparation:

(b.1)	These Interim Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the CMF.

(b.2)	The following table details the entities in which the Bank has control and are part of this consolidated financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	March	December	March	December	March	December
RUT	Subsidiaries	Country	Currency	2020	2019	2020	2019	2020	2019
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information, continued:

(c)	Use of estimates and judgments:

Preparing the Interim Consolidated Financial Statements requires the Bank’s Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. These estimates refer to:

1.	Provision for loan losses (Notes No. 11, No. 12 and No. 32);
2.	Useful life of intangible, property and equipment and leased assets and lease liabilities (Notes No.15 and No.16);
3.	Income taxes and deferred taxes (Note No. 17);
4.	Provisions (Note No. 24);
5.	Contingencies and Commitments (Note No. 26);
6.	Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

As of March 31, there have been no significant changes in the estimates made.

(d)	Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Given the activities to which the Bank and its subsidiaries are engaged, the transactions of the Bank do not have a cyclical or seasonal nature. For this reason, specific breakdowns in these notes to the Interim Consolidated Financial Statements for the three-month period ended March 31, 2020 are not included.

(e)	Relative Importance:

In determining the information to be disclosed on the different items of the financial statements or other matters, the relative importance in relation to the Financial Statements of the period has been taken into account.

(f)	Leases:

The Bank acts as a lessor

Assets that are leased to clients under contracts that substantially transfer all risks and property recognition, with or without legal title, are classified as a financial lease. When the retained assets are subject to a financial leasing, the leased assets are no longer recognized and are recorded an account receivable, which is equal to the minimum value of the lease payment, discounted at the interest rate of the lease. The initial negotiation expenses in a financial lease are incorporated into the account receivable through the discount rate applied to the lease. Lease income is recognized on lease terms based on a model that consistently reflects a periodic rate of return on the net investment of the lease.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information, continued:

Assets that are leased to customers under contracts that do not transfer substantially all the risks and benefits of the property are classified as an operating lease.

The leased investment properties, under the operating lease modality, are included in “Other assets” in the statement of financial position and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease period.

The Bank acts as a lessee

A contract is or contains a lease if it has the right to control the use of an identified asset for a period of time in exchange for a consideration.

At the start date of a lease, an asset is determined by right of use of the leased asset at cost, which comprises the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest.

The right-of-use asset is measured using the cost model less accumulated depreciation and accumulated impairment losses. The depreciation of the right-of-use asset is recognized in the Income Statement based on the straight-line method of depreciation from the start date and until the end of the term of the lease.

As established by the Circular No. 3,649 of the CMF, the monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the value effect of this monetary unit as a result of the change in the Consumer Price Index (CPI) modifies the value of the lease liability and in parallel, the amount of the asset for the right to use leased assets must be adjusted for this effect.

After the start date, the lease liability is measured by reducing the carrying amount to reflect the lease payments made and the lease contract modifications.

According to IFRS 16 “Leases”, the bank does not apply this standard to contracts with duration of 12 months or less and those that contain a low value underlying asset. In these cases, the payments are recognized as a lease expense.

(g)	Reclassifications:

There have not been significant reclassifications at the end of this period 2020.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements:

3.1 Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Chilean Commission for the Financial Market (CMF):

3.1.1 Standards and interpretations that have been adopted in these Interim Consolidated Financial Statements.

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements issued by both the International Accounting Standards Board and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

Conceptual Framework.

On March 29, 2018, the IASB issued a “Reviewed” Conceptual Framework. Changes to the Conceptual Framework may affect the application of IFRS when no rule applies to a particular transaction or event.

The Conceptual Framework introduces mainly the following improvements:

-	It incorporates some new concepts of measurement, presentation and disclosure and derecognition of assets and liabilities in the Financial Statements.

-	Provides updated definitions of assets, liabilities and includes criteria for the recognition of assets and liabilities in the financial statements.

-	Clarifies some important concepts such as background on form, prudential criteria and measurement of uncertainty.

These improvements had no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of materiality or relative importance.

The IASB issued changes to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of materiality and align these standards with the Revised Conceptual Framework issued in March 2018, to facilitate companies to make materiality judgments.

Under the old definition omissions or misrepresentations of elements are important if they could, individually or collectively, influence the economic decisions that users make on the basis of financial statements (IAS 1 Presentation of Financial Statements).

The new definition states that information is material if the omission, distortion or concealment of the information can reasonably be expected to influence decisions that primary users of financial statements of general purpose make on the basis of those financial statements, which provide financial information about a specific reporting entity.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

This amendment had no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement. Interest rate benchmark reform.

In September 2019, the IASB issued amendments to IFRS 9, IFRS 7 and IAS 39, as a result of the IBOR (Interbank Offered Rate) reform, which results in the replacement of existing reference interest rates, by alternative interest rates.

The amendments provide temporary application exceptions that allow hedge accounting to continue during the uncertainty period, prior to the replacement of existing reference interest rates.

This amendment had no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

Accounting Standards issued by the CMF.

Circular No. 2,247.

On March 25, 2020, the CMF published this circular, which incorporated modifications to Chapter 10-1 “Assets received or awarded in payment of obligations” of the RAN.

The transitory standard establishes an additional term of up to 18 months to dispose of the assets, in the case of assets that have been received or awarded lieu of payment from March 1, 2019 to September 30, 2020.

The standard also authorizes banks to make use of this additional period, so that the charge-offs that they must currently carry out at 12 months is carried out in installments, at least a proportion of the value of the property must be charge-off, equivalent to the relationship between the number of months elapsed from the date of receipt and the number of months between that date and that the bank sets for its disposal under the additional term granted.

The Bank used the additional term for those assets that meet the requirements required for the application of this standard, not generating a material impact on the results of the period.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,248.

Regarding the minimum ratios that effective equity must meet with respect to its risk-weighted assets defined in Chapter 12-1 of the Actualized Standards Compilation (“RAN”), dated March 30, 2020, the CMF issued instructions for the treatment of Guarantees constituted in favor of third parties for bilateral compensation contracts, allowing banks may deduct from them, the net fair value of negative offset positions, to determine the asset subject to risk weighting, to the extent that certain conditions relating to the legal basis that protects them and the controls that they maintain over them are met.

These instructions are consistent with the rules of the Basel III Framework, regarding the determination of the net exposures of assets and liabilities covered by legally recognized compensation contracts in the jurisdictions to which the parties are entitled.

The new rules were implemented at the end of March 2020, without generating a significant impact on the indicators of capital adequacy.

Other standards adopted.

As of January 1, 2020, law 21,167 came into force, which regulates the forms of payment of the lines of credit associated with bank current accounts. This law establishes the automatic payment of the overdraft line associated with the current account, which operates by default, unless the client instructs their respective bank to operate a different payment method that is more comfortable for them.

The implementation of this new law generates a decrease in interest income and loan volumes.

3.1.2 New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by IASB that are not yet effective as of March 31, 2020, are detailed below:

Accounting standards issued by IASB.

IAS 28 — Investments in Associates and Joint Venture, and IFRS 10 — Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses should be recognized against loss of control of a business. Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Interim Consolidated Financial Statements as a result of the application of this amendment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Accounting standards issued by the CMF.

Circular No. 2,243.

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions of the Accounting Standards Compendium (CNC) for banks.

The changes tend to further convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system.

The main changes introduced to the CNC correspond to:

1)	Incorporation of IFRS 9 with the exception of the Chapter 5.5 on impairment of loans classified as “financial assets at amortized cost”. This exception is mainly due to prudential criteria set by the CMF. These criteria have given rise, over time, to the establishment of standard models that the banking institutions must apply to determine the impairment of the loan portfolio (Chapter B-1 of the CNC, for provisions).

2)	Changes in the presentation formats of the Statement of Financial Position and Income Statement, when adopting IFRS 9 in replacement of IAS 39.

3)	Incorporation of new presentation formats for the Statement of Other Comprehensive Income and the Statement of Changes in Equity and guidelines on financing and investment activities for the Statement of Cash Flows.

4)	Incorporation of a financial report “Management Comments” (according to the IASB Practice Document No. 1), which will complement the information provided by the interim and annual financial statements.

5)	Modifications of some notes of the financial statements, among which are: Financial assets at amortized cost and Risk management, in order to better comply with the disclosure criteria contained in the IFRS 7. In addition, disclosures about related parties are aligned according to IAS 24.

6)	Changes in the accounting plan of Chapter C-3 of the CNC, both in the accounts coding as well as in their description. The foregoing corresponds to the detailed information of the formats for the Statement of Financial Position, the Income Statement and the Statement of Other Comprehensive Income.

7)	Modification of the criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis, for any credit with a default greater than 90 days (Chapter B-2 of the CNC). Currently, the suspension of the recognition of interests and UF indexation occurs after 180 days.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

8)	Adaptation of the limitations and precisions to the use of IFRS contained in Chapter A-2 of the CNC.

In accordance with the Circular 2,249 dated April 20 issued by the CMF, the new standard will be applicable from January 1, 2022, with a transition date of January 1, 2021, for purposes of the comparative Financial Statements that must be published from March 2022.

Nevertheless, the change in criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis as provided in Chapter B-2, shall be adopted no later than January 1, 2022.

The Bank and its subsidiaries since 2019 have worked on the analysis and definition of technological changes and other solutions to address the needs generated by the application of the modifications to the CNC, in addition, Operating and Management Committees have been implemented to address the project and is already working on the technological changes required by these modifications. All this in order to comply with the new standards required for the preparation and presentation of the Financial Statements. The effects of applying the rule of suspension of interest and UF indexation at 90 days will not have a significant impact

Basel III Implementation

On March 30, 2020, the Council of the Commission for the Financial Market resolved to postpone by one year the start of the implementation of the requirements regarding Risk Weighted Assets, which will take effect from 2022. Additionally, it was agreed to postpone by one year, the additional capital charges for systemically important banks, the requirements associated with the conservation buffer and discounts to effective equity.

Circular No. 2,250.

In response to the situation faced by financial markets and audited entities as a result of the health crisis caused by the Covid-19 pandemic, on April 20 the CMF published Circular 2,250, through which Banks may add to the additional provisions, within the limit of 1.25%, an amount of up to 15% of the guarantees that cover the risk-weighted assets, the guarantees that correspond to endorsements or refinancing granted by the Chilean Treasury, CORFO and FOGAPE.

This modification will be applied from April 2020.

4.	Changes in Accounting Policies and Disclosures:

During the period ended March 31, 2020, no significant accounting changes have occurred that affect the presentation of these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events:

a)	On January 20, 2020, the subsidiary Banchile Administradora General de Fondos S.A. informed that during the Ordinary Session held that day, the Board of Directors appointed Mr. José Luis Vizcarra Villalobos as director, replacing Mr. Joaquín Contardo Silva, who presented resignation to the director position.

b)	On January 30, 2020, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 26, 2020 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2019:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2018 and November 2019, amounting to Ch$92,239,840,420, which will be added to retained earnings from previous periods.

ii.	From the resulting balance, distribute in the form of a dividend 70% of the remaining liquid profit, corresponding to a dividend of Ch$3.47008338564 to each of the 101,017,081,114 shares of the Bank, retaining the remaining 30%.

Consequently, the distribution as a dividend that will be proposed will amount to 59.1% of the profits for the year ended December 31, 2019.

c)	On February 21, 2020, in accordance with the disposed in the articles 19 and the following of Law No. 19,913, the Financial Analysis Unit imposed a written admonishment and a fine amounting to UF 800 to Banco de Chile, for not having promptly reported suspicious transactions in accordance with the disposed under numeral 1 of Chapter I of the UAF Circular No. 49 of 2012.

d)	On March 12, 2020, in the Ordinary session celebrated that day, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of the net distributable profit that results from reducing or adding to the net income of the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. It was also agreed to maintain the monthly provision at 60% of the income balance thus calculated.

e)	On March 26, 2020, at the Bank’s Ordinary Shareholders’ Meeting, our shareholders approved the distribution of the dividend No. 208 of $3.47008338564 per share, to be charged to the income obtained during the fiscal year 2019.

Additionally, the shareholders proceeded to the complete renewal of the Board of Directors, due to the end of the legal and statutory three-year term with respect to the Board of Directors that has ceased in its functions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

After the corresponding voting at the aforesaid meeting, the following persons were appointed as the Bank’s Directors for a new three-year term:

Directors:	Hernán Büchi Buc
Andrés Ergas Heymann
	Alfredo Cutiel Ergas Segal	(Independent)
	Jaime Estévez Valencia	(Independent)
Julio Santiago Figueroa
Pablo Granito Lavín
Álvaro Jaramillo Escallon
Samuel Libnic
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Francisco Pérez Mackenna

First Alternate Director:	Paul Fürst Gwinner	(Independent)
Second Alternate Director:	Sandra Marta Guazzotti

Moreover, on March 26, 2020, in its Ordinary Session, the Board of Directors of the Bank agreed to the following officer nominations and appointments:

Chairman:	Pablo Granifo Lavín
Vice Chairman:	Andrónico Luksic Craig
Vice Chairman:	Julio Santiago Figueroa

f)	During March 2020, the World Health Organization (“WHO”) recognized the novel strain of coronavirus (“COVID-19”) as a pandemic. The global spread of this disease has forced the authorities to take drastic sanitary and financial measures to contain and mitigate its effects on global health and economic activity.

On this basis, on March 18, 2020 the Government decreed a Constitutional State of Exception defined as State of Catastrophe due to “State of Public Calamity” for the entire national territory, as well as has adopted various sanitary measures such as isolation or quarantine of general populations, localities and people determined; sanitary cords; sanitary customs and other protection measures. Additionally, the Government and the Central Bank of Chile have implemented a set of fiscal and financial measures aimed to mitigate COVID-19’s impact on the economy, and to ensure the proper functioning of the financial system.

The CMF, for its part, adopted temporary flexibility measures for the treatment of provisions for credit risk of group portfolios for the period between March 18, 2020 and July 31, 2020. This exceptional treatment will allow reprogramming that meets the eligibility requirements to maintain the associated allowances in the standard matrix (mortgage and commercial) that corresponds at the time of reprogramming. In the case of consumer portfolios, the parameters of Expected Credit Loss may be maintained, in accordance with the allowance internal models used.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

Within this context, our Bank has carried out several measures, along with executing contingency plans, in order to: (i) safeguard the health of clients and employees, including the temporary suspension of operation of some branches, (ii) ensure the operational continuity of our services and mitigate potential operational risks, and (iii) strengthen our remote channels and the implementation of telecommuting for a large group of our employees.

While the potential impact of the pandemic on our operating results remains uncertain and difficult to quantify, it is possible to anticipate that factors such as: (i) economic contraction, (ii) low interest rates for a long period of time, (iii) deflationary pressures owed to lowered domestic demand, (iv) increased unemployment, (v) total or partial quarantines affecting commercial activities, and (vi) mobility restrictions that will have an adverse effect on our operating revenues, loan loss provisions and operating expenses. Although these effects could be significant, it is not yet possible to determine their magnitude, which will depend on the duration and depth of the pandemic, as well as on the effectiveness of the measures taken to mitigate its consequences.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

Entity

-	Banchile Administradora General de Fondos S.A.
-	Banchile Asesoría Financiera S.A.
-	Banchile Corredores de Seguros Ltda.
-	Banchile Corredores de Bolsa S.A.
-	Banchile Securitizadora S.A.
-	Socofin S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended March 31, 2020 and 2019, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank's total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended March 31, 2020 and 2019 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	253,116	228,589	91,261	69,620	5,865	3,724	(1,576)	(1,698)	348,666	300,235	1,031	735	349,697	300,970
Net commissions income (loss)	77,906	57,731	13,847	12,309	(635)	(720)	37,686	36,628	128,804	105,948	(3,333)	(2,538)	125,471	103,410
Other operating income	17,501	15,977	29,653	16,110	(6,328)	(661)	(897)	10,218	39,929	41,644	(2,004)	(1,428)	37,925	40,216
Total operating revenue	348,523	302,297	134,761	98,039	(1,098)	2,343	35,213	45,148	517,399	447,827	(4,306)	(3,231)	513,093	444,596
Provision for loan losses	(95,182)	(84,567)	(30,310)	(4,559)	—	—	(68)	(30)	(125,560)	(89,156)	—	—	(125,560)	(89,156)
Depreciation and amortization	(15,201)	(14,255)	(1,529)	(1,282)	(219)	(178)	(1,520)	(1,488)	(18,469)	(17,203)	—	—	(18,469)	(17,203)
Other operating expenses	(142,792)	(142,257)	(40,414)	(38,529)	(1,400)	(1,119)	(21,524)	(24,947)	(206,130)	(206,852)	4,306	3,231	(201,824)	(203,621)
Income attributable to associates	1,802	860	36	177	53	51	4	22	1,895	1,110	—	—	1,895	1,110
Income before income taxes	97,150	62,078	62,544	53,846	(2,664)	1,097	12,105	18,705	169,135	135,726	—	—	169,135	135,726
Income taxes													(32,253)	(34,189)
Income after income taxes													136,882	101,537

The following table presents assets and liabilities of the periods ended March 31, 2020 and December 31, 2019 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	18,244,492	18,139,505	11,542,400	10,766,374	14,063,854	11,426,849	1,014,053	964,695	44,864,799	41,297,423	(386,267)	(345,395)	44,478,532	40,952,028
Current and deferred taxes													318,166	321,305
Total assets													44,796,698	41,273,333

Liabilities	11,855,145	11,407,066	11,405,221	10,750,446	17,429,231	15,075,652	875,689	781,052	41,565,286	38,014,216	(386,267)	(345,395)	41,179,019	37,668,821
Current and deferred taxes													66,787	76,289
Total liabilities													41,245,806	37,745,110

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

7.	Cash and Cash Equivalents:

(a)	The detail of the balances included under cash and cash equivalents and their reconciliation with the Statement of Cash Flows at the end of each period are detailed as follows:

	March	December
	2020	2019
	MCh$	MCh$

Cash and due from banks:
Cash (*)	791,473	889,911
Deposit in Chilean Central Bank (*)	756,894	178,429
Deposits in other domestic banks	45,953	75,651
Deposits abroad	1,186,149	1,248,175
Subtotal - Cash and due from banks	2,780,469	2,392,166

Net transactions in the course of collection	38,047	232,551
Highly liquid financial instruments (**)	940,367	1,192,188
Repurchase agreements (**)	26,043	114,466
Total cash and cash equivalents	3,784,926	3,931,371

(*)	Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**)	It corresponds to negotiation instruments and repurchases contracts that meet the definition of cash and cash equivalents.

(b)	Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	March	December
	2020	2019
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	74,782	222,261
Funds receivable	445,929	362,411
Subtotal - assets	520,711	584,672

Liabilities
Funds payable	(482,664)	(352,121)
Subtotal - liabilities	(482,664)	(352,121)
Net transactions in the course of settlement	38,047	232,551

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

8.	Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	March	December
	2020	2019
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	36,209	16,490
Central Bank of Chile promissory notes	761,130	1,008,035
Other instruments issued by the Chilean Government and Central Bank	329,445	99,164

Other instruments issued in Chile
Bonds from other domestic companies	—	1,556
Bonds from domestic banks	72,794	55,094
Deposits in domestic banks	202,825	315,415
Other instruments issued in Chile	2,378	3,272

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments
Funds managed by related companies	285,782	373,329
Funds managed by third-party	—	—
Total	1,690,563	1,872,355

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$148,387 million as of March 31, 2020 (Ch$15,243 million as of December 31, 2019). Repurchase agreements had a 1 day average expiration as of period-end 2020 (3 days in December 2019).

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$65,661 as of March 31, 2020 (Ch$57,639 million as of December 31, 2019).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$131,106 million as of March 31, 2020 (Ch$251,158 million as of December 31, 2019). The repurchase agreements have an average expiration of 5 days as of period-end 2020 (7 days in December 2019).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$7,368 million as of March 31, 2020 (Ch$8,029 million as of December 31, 2019), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements:

(a)	Rights arising from resale repurchase agreements: The Bank provides financing to its customers through repurchase agreements and securities lending, in which the financial instrument serves as collateral. As of March 31, 2020 and December 31, 2019, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	11,184	—	—	—	—	—	—	—	—	—	—	—	11,184
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	5,636	18,459	—	—	—	—	—	—	—	—	—	—	5,636	18,459
Subtotal	5,636	29,643	—	—	—	—	—	—	—	—	—	—	5,636	29,643
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	15,407	—	—	—	—	—	—	—	—	—	—	—	15,407
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	19,724	57,007	5,548	29,393	24,533	10,879	—	—	—	—	—	—	49,805	97,279
Subtotal	19,724	72,414	5,548	29,393	24,533	10,879	—	—	—	—	—	—	49,805	112,686
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	25,360	102,057	5,548	29,393	24,533	10,879	—	—	—	—	—	—	55,441	142,329

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of March 31, 2020, the fair value of the instruments received amounts to Ch$51,643 million (Ch$142,370 million as of December, 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements, continued:

(b)	Obligations arising from repurchase agreements: The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of March 31, 2020 and December 31, 2019, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	7,301	—	—	—	—	—	—	—	—	—	—	—	7,301
Central Bank promissory notes	1,750	9,067	—	—	—	—	—	—	—	—	—	—	1,750	9,067
Other instruments issued by the Chilean Government and Central Bank of Chile	146,405	—	—	—	—	—	—	—	—	—	—	—	146,405	—
Subtotal	148,155	16,368	—	—	—	—	—	—	—	—	—	—	148,155	16,368
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	20,664	—	—	—	—	—	—	—	—	—	—	—	20,664	—
Deposits in domestic banks	173,830	280,696	452	8,583	46	—	—	—	—	—	—	—	174,328	289,279
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	1,212	1,647	—	—	1,449	1,440	—	—	—	—	—	—	2,661	3,087
Subtotal	195,706	282,343	452	8,583	1,495	1,440	—	—	—	—	—	—	197,653	292,366
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	343,861	298,711	452	8,583	1,495	1,440	—	—	—	—	—	—	345,808	308,734

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of March 31, 2020 amounts to Ch$341,928 million (Ch$305,593 million in December 2019). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges:

(a)	As of March 31, 2020 and December 31, 2019, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
As of March 31, 2020	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	8,249	—	—	8,249	—	2,666
Interest rate swap	—	—	—	7,729	—	59,125	66,854	—	10,433
Total derivatives held for hedging purposes	—	—	—	15,978	—	59,125	75,103	—	13,099

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	—	194,604	246,158	756,891	1,197,653	169,307	8,945
Total derivatives held as cash flow hedges	—	—	—	194,604	246,158	756,891	1,197,653	169,307	8,945

Trading derivatives
Currency forward	10,580,276	6,781,323	14,720,513	1,700,957	104,541	43,543	33,931,153	1,702,538	1,265,362
Interest rate swap	1,492,148	8,144,435	18,512,476	16,702,951	7,378,351	12,023,380	64,253,741	1,344,029	1,376,898
Interest rate swap and cross currency swap	366,076	1,345,566	3,791,643	6,192,650	3,732,361	4,376,925	19,805,221	1,529,664	2,051,987
Call currency options	36,019	29,460	88,761	9,336	—	—	163,576	11,504	4,043
Put currency options	23,488	21,547	89,718	8,482	—	—	143,235	145	923
Total trading derivatives	12,498,007	16,322,331	37,203,111	24,614,376	11,215,253	16,443,848	118,296,926	4,587,880	4,699,213

Total	12,498,007	16,322,331	37,203,111	24,824,958	11,461,411	17,259,864	119,569,682	4,757,187	4,721,257

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(a)	Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
As of December 31, 2019	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	8,166	—	—	8,166	—	2,547
Interest rate swap	—	—	—	6,806	—	79,511	86,317	32	6,739
Total derivatives held for hedging purposes	—	—	—	14,972	—	79,511	94,483	32	9,286

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	33,182	—	192,647	134,812	821,241	1,181,882	61,562	34,443
Total derivatives held as cash flow hedges	—	33,182	—	192,647	134,812	821,241	1,181,882	61,562	34,443

Trading derivatives
Currency forward	8,770,180	8,736,613	14,803,058	2,067,618	65,321	38,346	34,481,136	956,632	673,630
Interest rate swap	1,790,715	5,806,453	19,749,389	16,219,325	7,021,586	10,823,786	61,411,254	888,581	886,963
Interest rate swap and cross currency swap	414,717	858,732	3,849,108	5,679,500	3,569,635	4,204,064	18,575,756	873,371	1,210,061
Call currency options	22,620	47,513	96,988	11,293	—	—	178,414	4,961	1,529
Put currency options	19,583	36,024	92,524	10,541	—	—	158,672	1,076	2,209
Total trading derivatives	11,017,815	15,485,335	38,591,067	23,988,277	10,656,542	15,066,196	114,805,232	2,724,621	2,774,392

Total	11,017,815	15,518,517	38,591,067	24,195,896	10,791,354	15,966,948	116,081,597	2,786,215	2,818,121

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments or loans. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of March 31, 2020 and December 31, 2019:

	March	December
	2020	2019
	MCh$	MCh$
Hedge element
Commercial loans	8,249	8,166
Corporate bonds	66,854	86,317

Hedge instrument
Cross currency swap	8,249	8,166
Interest rate swap	66,854	86,317

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	(848)	—	—	—	(732)	(1,421)	(3,159)	(2,842)	(3,159)	(2,842)	(101,259)	(91,089)	(109,157)	(98,194)
Corporate Bond HKD	(2,497)	—	—	—	(13,539)	(12,829)	(32,032)	(25,627)	(106,627)	(91,034)	(404,195)	(320,604)	(558,890)	(450,094)
Corporate Bond PEN	—	—	—	(894)	(1,953)	(894)	(3,906)	(3,575)	(2,929)	(3,575)	(54,248)	(49,651)	(63,036)	(58,589)
Corporate Bond CHF	—	—	—	—	(910)	(798)	(1,819)	(1,597)	(235,678)	(90,095)	—	(116,765)	(238,407)	(209,255)
Corporate Bond USD	(908)	—	—	—	(908)	(1,600)	(3,634)	(3,200)	(3,634)	(3,200)	(49,957)	(43,994)	(59,041)	(51,994)
Obligation USD	(243)	(216)	(90)	(336)	(1,006)	(884)	(188,837)	(166,592)	—	—	—	—	(190,176)	(168,028)
Corporate Bond JPY	—	—	(1,217)	(34,638)	(1,217)	(2,121)	(44,275)	(38,596)	(3,994)	(3,482)	(222,114)	(193,625)	(272,817)	(272,462)
Corporate Bond AUD	—	—	—	(428)	(4,661)	(3,274)	(8,902)	(7,399)	(8,822)	(7,401)	(201,642)	(156,499)	(224,027)	(175,001)
Corporate Bond NOK	—	—	—	—	(2,226)	(2,341)	(4,453)	(4,682)	(4,453)	(4,682)	(72,194)	(75,919)	(83,326)	(87,624)

Hedge instrument
Inflows:
Cross Currency Swap EUR	848	—	—	—	732	1,421	3,159	2,842	3,159	2,842	101,259	91,089	109,157	98,194
Cross Currency Swap HKD	2,497	—	—	—	13,539	12,829	32,032	25,627	106,627	91,034	404,195	320,604	558,890	450,094
Cross Currency Swap PEN	—	—	—	894	1,953	894	3,906	3,575	2,929	3,575	54,248	49,651	63,036	58,589
Cross Currency Swap CHF	—	—	—	—	910	798	1,819	1,597	235,678	90,095	—	116,765	238,407	209,255
Cross Currency Swap USD	908	—	—	—	908	1,600	3,634	3,200	3,634	3,200	49,957	43,994	59,041	51,994
Cross Currency Swap USD	243	216	90	336	1,006	884	188,837	166,592	—	—	—	—	190,176	168,028
Cross Currency Swap JPY	—	—	1,217	34,638	1,217	2,121	44,275	38,596	3,994	3,482	222,114	193,625	272,817	272,462
Cross Currency Swap AUD	—	—	—	428	4,661	3,274	8,902	7,399	8,822	7,401	201,642	156,499	224,027	175,001
Cross Currency Swap NOK	—	—	—	—	2,226	2,341	4,453	4,682	4,453	4,682	72,194	75,919	83,326	87,624

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	3,038	156	4,781	33,648	14,090	21,062	237,236	234,065	283,714	280,074	844,164	795,068	1,387,023	1,364,073

Hedge instrument
Outflows:
Cross Currency Swap HKD	(1,797)	(156)	—	—	(7,249)	(8,798)	(18,088)	(17,906)	(69,736)	(69,035)	(270,599)	(268,034)	(367,469)	(363,929)
Cross Currency Swap PEN	—	—	—	(47)	(95)	(48)	(190)	(188)	(191)	(189)	(31,493)	(31,223)	(31,969)	(31,695)
Cross Currency Swap JPY	—	—	(2,061)	(33,570)	(2,077)	(4,096)	(40,753)	(40,344)	(6,489)	(6,424)	(201,808)	(199,778)	(253,188)	(284,212)
Cross Currency Swap USD	(870)	—	225	—	(642)	(1,275)	(163,586)	(161,941)	(1,294)	(1,281)	(37,620)	(37,242)	(203,787)	(201,739)
Cross Currency Swap CHF	—	—	(1,938)	—	(1,959)	(3,858)	(7,731)	(7,653)	(199,109)	(197,107)	—	—	(210,737)	(208,618)
Cross Currency Swap EUR	(371)	—	(567)	—	(938)	(1,857)	(3,753)	(3,715)	(3,756)	(3,718)	(86,556)	(85,686)	(95,941)	(94,976)
Cross Currency Swap AUD	—	—	(134)	(31)	(821)	(521)	(1,908)	(1,103)	(1,910)	(1,104)	(150,951)	(108,622)	(155,724)	(111,381)
Cross Currency Swap NOK	—	—	(306)	—	(309)	(609)	(1,227)	(1,215)	(1,229)	(1,216)	(65,137)	(64,483)	(68,208)	(67,523)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the period 2020 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$1,935 million (credit to equity of Ch$889 million in March 31, 2019). The net effect of taxes credit to equity amounts to Ch$1,414 million (net credit to equity of Ch$649 million equity during the period March 2019).

The accumulated balance for this concept as of March 31, 2020 corresponds to a charge in equity amounted to Ch$79,105 million (charge to equity of Ch$81,040 million as of December 2019).

(c.4)	The net effect in income of derivatives cash flow hedges amount to Ch$135,650 million credit to income during the period 2020 (charge to income of Ch$34,714 million during the period March 2019).

(c.5)	As of March 31, 2020 and 2019, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of March 31, 2020 and 2019, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

11.	Loans and Advances to Banks, net:

(a)	At the end of each reporting period, the balances presented in the item "Loans and advances to Banks" are as follows:

	March	December
	2020	2019
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	160,000	150,007
Provisions for loans to domestic banks	(58)	(54)
Subtotal	159,942	149,953
Foreign Banks
Interbank loans commercial	328,879	289,337
Credits with third countries	10,231	8,934
Chilean exports trade loans	44,513	61,860
Provisions for loans to foreign banks	(811)	(704)
Subtotal	382,812	359,427
Central Bank of Chile
Central Bank deposits	800,000	630,053
Other Central Bank credits	—	—
Subtotal	800,000	630,053
Total	1,342,754	1,139,433

(b)	The changes in provisions of the credits owed by the banks, during the periods 2020 and 2019, are summarized as follows:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2019	83	1,006	1,089
Provisions established	—	—	—
Provisions released	(83)	(25)	(108)
Balance as of March 31, 2019	—	981	981
Provisions established	54	—	54
Provisions released	—	(277)	(277)
Balance as of December 31, 2019	54	704	758
Provisions established	4	107	111
Provisions released	—	—	—
Balance as of March 31, 2020	58	811	869

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net:

(a.i)	Loans to Customers:

As of March 31, 2020 and December 31, 2019, the portfolio of loans is composed as follows:

	As of March 31, 2020
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	12,279,247	84,043	379,617	12,742,907	(130,697)	(131,206)	(261,903)	12,481,004
Foreign trade loans	1,701,903	12,483	19,854	1,734,240	(46,565)	(3,755)	(50,320)	1,683,920
Current account debtors	237,147	6,310	3,002	246,459	(4,046)	(3,480)	(7,526)	238,933
Factoring transactions	691,165	3,102	1,001	695,268	(11,089)	(1,280)	(12,369)	682,899
Student loans	55,585	—	1,962	57,547	—	(4,178)	(4,178)	53,369
Commercial lease transactions (1)	1,578,971	39,907	25,857	1,644,735	(6,396)	(8,063)	(14,459)	1,630,276
Other loans and accounts receivable	79,975	455	10,926	91,356	(2,636)	(5,469)	(8,105)	83,251
Subtotal	16,623,993	146,300	442,219	17,212,512	(201,429)	(157,431)	(358,860)	16,853,652
Mortgage loans
Letters of credit	12,391	—	995	13,386	—	(31)	(31)	13,355
Endorsable mortgage loans	28,904	—	829	29,733	—	(15)	(15)	29,718
Other residential lending	8,976,912	—	178,149	9,155,061	—	(26,326)	(26,326)	9,128,735
Credit from ANAP	4	—	—	4	—	—	—	4
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	10,347	—	339	10,686	—	(355)	(355)	10,331
Subtotal	9,028,558	—	180,312	9,208,870	—	(26,727)	(26,727)	9,182,143
Consumer loans
Consumer loans in installments	2,752,258	—	256,744	3,009,002	—	(255,070)	(255,070)	2,753,932
Current account debtors	237,349	—	1,933	239,282	—	(13,907)	(13,907)	225,375
Credit card debtors	1,169,871	—	22,307	1,192,178	—	(50,791)	(50,791)	1,141,387
Consumer lease transactions (1)	170	—	—	170	—	(2)	(2)	168
Other loans and accounts receivable	9	—	812	821	—	(509)	(509)	312
Subtotal	4,159,657	—	281,796	4,441,453	—	(320,279)	(320,279)	4,121,174
Total	29,812,208	146,300	904,327	30,862,835	(201,429)	(504,437)	(705,866)	30,156,969

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through financial lease agreements. As of March 31, 2020 Ch$796,995 million correspond to finance leases for real estate and Ch$847,910 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers net, continued:

(a.i)	Loans to Customers, continued:

	As of December 31, 2019
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,740,263	45,346	351,425	12,137,034	(118,440)	(125,082)	(243,522)	11,893,512
Foreign trade loans	1,407,782	4,111	19,312	1,431,205	(35,995)	(3,321)	(39,316)	1,391,889
Current account debtors	258,195	4,020	3,479	265,694	(3,683)	(4,181)	(7,864)	257,830
Factoring transactions	683,602	2,950	1,533	688,085	(10,642)	(1,171)	(11,813)	676,272
Student loans	54,203	—	1,993	56,196	—	(4,056)	(4,056)	52,140
Commercial lease transactions (1)	1,580,443	14,944	23,764	1,619,151	(5,770)	(7,825)	(13,595)	1,605,556
Other loans and accounts receivable	76,287	347	10,110	86,744	(2,412)	(5,195)	(7,607)	79,137
Subtotal	15,800,775	71,718	411,616	16,284,109	(176,942)	(150,831)	(327,773)	15,956,336
Mortgage loans
Letters of credit	13,720	—	1,034	14,754	—	(12)	(12)	14,742
Endorsable mortgage loans	31,469	—	882	32,351	—	(15)	(15)	32,336
Other residential lending	8,975,754	—	169,482	9,145,236	—	(27,795)	(27,795)	9,117,441
Credit from ANAP	4	—	—	4	—	—	—	4
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	10,650	—	66	10,716	—	(225)	(225)	10,491
Subtotal	9,031,597	—	171,464	9,203,061	—	(28,047)	(28,047)	9,175,014
Consumer loans
Consumer loans in installments	2,778,721	—	260,839	3,039,560	—	(262,832)	(262,832)	2,776,728
Current account debtors	293,863	—	2,478	296,341	—	(14,740)	(14,740)	281,601
Credit card debtors	1,169,820	—	25,794	1,195,614	—	(51,581)	(51,581)	1,144,033
Consumer lease transactions (1)	69	—	—	69	—	(1)	(1)	68
Other loans and accounts receivable	13	—	703	716	—	(444)	(444)	272
Subtotal	4,242,486	—	289,814	4,532,300	—	(329,598)	(329,598)	4,202,702
Total	29,074,858	71,718	872,894	30,019,470	(176,942)	(508,476)	(685,418)	29,334,052

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through financial lease agreements. As of December 31, 2019 Ch$779,383 million correspond to finance leases for real estate and Ch$839,837 million correspond to finance leases for movable assets..

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net, continued:

(a.ii)	Impaired Portfolio:

As of March 31, 2020 and December 31, 2019, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	16,756,313	15,859,496	456,199	424,613	17,212,512	16,284,109	(201,429)	(176,942)	(157,431)	(150,831)	(358,860)	(327,773)	16,853,652	15,956,336
Mortgage loans	9,028,558	9,031,597	180,312	171,464	9,208,870	9,203,061	—	—	(26,727)	(28,047)	(26,727)	(28,047)	9,182,143	9,175,014
Consumer loans	4,159,657	4,242,486	281,796	289,814	4,441,453	4,532,300	—	—	(320,279)	(329,598)	(320,279)	(329,598)	4,121,174	4,202,702
Total	29,944,528	29,133,579	918,307	885,891	30,862,835	30,019,470	(201,429)	(176,942)	(504,437)	(508,476)	(705,866)	(685,418)	30,156,969	29,334,052

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(b)	Credit risk provisions:

The changes in credits risk provisions, during the period 2020 and 2019, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 01, 2019	163,204	126,755	26,446	290,694	607,099
Charge-offs	(2,781)	(11,396)	(1,862)	(62,106)	(78,145)
Allowances established	6,147	17,006	1,995	75,372	100,520
Allowances released	—	—	—	—	—
Balance as of March 31, 2019	166,570	132,365	26,579	303,960	629,474
Charge-offs	(5,918)	(35,603)	(5,928)	(187,606)	(235,055)
Sales or transfers of credits	(2,549)	—	—	—	(2,549)
Allowances established	18,839	54,069	7,396	213,244	293,548
Allowances released	—	—	—	—	—
Balance as of December 31, 2019	176,942	150,831	28,047	329,598	685,418
Charge-offs	(4,655)	(12,835)	(2,231)	(88,035)	(107,756)
Sales or transfers of credits	(41)	—	—	—	(41)
Allowances established	29,183	19,435	911	78,716	128,245
Allowances released	—	—	—	—	—
Balance as of March 31, 2020	201,429	157,431	26,727	320,279	705,866

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (Note No. 24).

Other disclosures:

1.	As of March 31, 2020 and December 31, 2019, the Bank and its subsidiaries have made sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (e).

2.	As of March 31, 2020 and December 31, 2019, the Bank and its subsidiaries derecognized 100% of its portfolio of loans sold and on which all or substantially all of the risks and benefits associated to these financial assets have been transferred (see Note No. 12 letter (e)).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(c)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	558,172	544,067	(57,454)	(58,871)	500,718	485,196
From 1 to 2 years	394,568	392,832	(41,721)	(42,302)	352,847	350,530
From 2 to 3 years	257,632	258,331	(27,001)	(27,329)	230,631	231,002
From 3 to 4 years	164,757	163,847	(18,156)	(18,361)	146,601	145,486
From 4 to 5 years	109,449	108,192	(13,151)	(13,242)	96,298	94,950
After 5 years	339,441	335,695	(29,709)	(30,313)	309,732	305,382
Total	1,824,019	1,802,964	(187,192)	(190,418)	1,636,827	1,612,546

(*)	The net balance receivable does not include past-due portfolio totaling Ch$8,078 million as of March 31, 2020 (Ch$6,674 million as of December 2019).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

(d)	Purchase of loan portfolio:

During the period ended March 31, 2020 and the year ended 2019 has not purchases portfolio loans.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(e)	Sale or transfer of loans from the loan portfolio:

During the periods 2020 there have been operations of sale or transfer of the loan portfolio according to the following:

	As of March 31, 2020
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	30,200	(41)	30,200	41
Sale of written – off loans	—	—	—	—
Total	30,200	(41)	30,200	41

During the period 2019 there have not been operations of sale or transfer of the loan portfolio.

(*)	See Note No. 30.

(f)	Securitization of own assets:

During the period 2020 and 2019, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities:

As of March 31, 2020 and December 31, 2019, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	March 2020			December 2019
	Available- for-sale	Held-to- maturity	Total	Available-for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	76,030	—	76,030	76,358	—	76,358
Promissory notes issued by the Central Bank of Chile	—	—	—	16,466	—	16,466
Other instruments of the Chilean Government and the Central Bank of Chile	14,799	—	14,799	16,238	—	16,238

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	122,142	—	122,142	122,291	—	122,291
Bonds from domestic banks	49,301	—	49,301	15,927	—	15,927
Deposits from domestic banks	1,272,891	—	1,272,891	1,020,842	—	1,020,842
Bonds from other Chilean companies	35,957	—	35,957	1,395	—	1,395
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	54,104	—	54,104	68,476	—	68,476

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	7,005	—	7,005	19,853	—	19,853

Total	1,632,229	—	1,632,229	1,357,846	—	1,357,846

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments sold under repurchase agreements with clients and financial institutions. As of March 31, 2020 and December 31, 2019, there is no amount for this concept.

Under the instruments issued abroad mainly include bonds of local companies issued abroad.

As of March 31, 2020, the portfolio of financial assets available-for-sale includes an accumulated unrealized loss of Ch$5,941million (accumulated unrealized gain of Ch$3,827 million in December 2019), recorded as an equity valuation adjustment.

During the period 2020 and 2019, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of March 31, 2020 and 2019 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	March	March
	2020	2019
	MCh$	MCh$

Unrealized (losses) gains	(7,141)	8,561
Realized losses (gains) reclassified to income	(2,627)	275
Subtotal	(9,768)	8,836
Income tax on other comprehensive income	2,628	(2,403)
Net effect in equity	(7,140)	6,433

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies:

(a)	Investments in other companies include investments of Ch$52,647 million as of March 31, 2020 (Ch$50,758 million as of December 31, 2019), as follows:

						Investment
		Ownership Interest		Equity		Assets		Income
		March	December	March	December	March	December	March	March
		2020	2019	2020	2019	2020	2019	2020	2019
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	89,835	82,667	23,498	21,973	1,524	663
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	29.63	29.63	18,445	17,675	5,465	5,238	228	129
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	20,205	19,174	4,041	3,985	56	48
Redbanc S.A.	Banco de Chile	38.13	38.13	9,241	9,221	3,524	3,549	(25)	85
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	6,667	6,464	2,222	2,184	38	59
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	12,478	12,470	1,539	1,538	1	10
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	5,179	4,811	1,388	1,359	29	21
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,454	6,290	968	958	10	4
Subtotal Associates				168,504	158,772	42,645	40,784	1,861	1,019

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	12,354	12,292	6,177	6,271	(94)	(6)
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,992	2,399	1,496	1,387	109	97
Subtotal Joint Ventures				15,346	14,691	7,673	7,658	15	91

Subtotal				183,850	173,463	50,318	48,442	1,876	1,110

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.	Banchile Corredores de Bolsa					1,646	1,646	—	—
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	19	—
Bolsa Electrónica de Chile S.A.	Banchile Corredores de Bolsa					257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					109	96	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	—	—
Subtotal						2,329	2,316	19	—
Total						52,647	50,758	1,895	1,110

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies, continued:

(b)	The change of investments in companies registered under the equity method in the periods of 2020 and 2019, are as follows:

	March	March
	2020	2019
	MCh$	MCh$

Initial book value	48,442	42,252
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	1,876	1,110
Dividends receivable	—	—
Dividends Minimum	—	—
Dividends received	—	—
Others	—	45
Total	50,318	43,407

(c)	During the period ended as of March 31, 2020 and 2019 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets:

(a)	As of March 31, 2020 and December 31, 2019 intangible assets are composed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	March	December	March	December	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	167,340	163,485	(108,577)	(105,178)	58,763	58,307
Total					167,340	163,485	(108,577)	(105,178)	58,763	58,307

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets, continued:

(b)	The change of intangible assets as of March 31, 2020 and December 31, 2019 are as follows:

	Software or computer programs
	March	December
	2020	2019
	MCh$	MCh$
Gross Balance
Balance as of January 1,	163,485	144,942
Acquisition	4,238	20,928
Disposals/ write-downs	(348)	(1,759)
Reclassification	(35)	(276)
Impairment (*)	—	(350)
Total	167,340	163,485

Accumulated Amortization
Balance as of January 1,	(105,178)	(92,881)
Amortization for the period (*)	(3,786)	(12,875)
Disposals/ write-downs	353	316
Reclassification	34	262
Total	(108,577)	(105,178)

Balance Net	58,763	58,307

(*) See Note No. 35 Depreciation, amortization and impairment.

(c)	As of March 31, 2020 and December 31, 2019, the Bank maintains the following amounts with technological developments:

Detail	Commitment Amount
	March	December
	2020	2019
	MCh$	MCh$

Software and licenses	4,332	7,151

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities:

(a)	The properties and equipment as of March 31, 2020 and December 31, 2019 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	March	December	March	December	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	20	21	303,923	301,619	(138,574)	(136,394)	165,349	165,225
Equipment	5	5	4	4	215,492	207,605	(165,641)	(162,560)	49,851	45,045
Others	7	7	4	4	56,175	55,519	(46,240)	(45,527)	9,935	9,992
Total					575,590	564,743	(350,455)	(344,481)	225,135	220,262

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(b)	The changes in properties and equipment as of March 31, 2020 and December 31, 2019 are as follows:

	March 2020
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2020	301,619	207,605	55,519	564,743
Reclassification	—	(62)	—	(62)
Additions	2,304	8,868	827	11,999
Disposals/write-downs/Sales	—	(919)	(171)	(1,090)
Total	303,923	215,492	56,175	575,590

Accumulated Depreciation
Balance as of January 1, 2020	(136,394)	(162,560)	(45,527)	(344,481)
Reclassification	—	62	—	62
Depreciation charges of the period (*) (**)	(2,180)	(4,004)	(856)	(7,040)
Sales and disposals of the period	—	861	143	1,004
Total	(138,574)	(165,641)	(46,240)	(350,455)

Balance as of March 31, 2020	165,349	49,851	9,935	225,135

	December 2019
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2019	320,585	183,220	53,500	557,305
Reclassification	(25,654)	(37)	—	(25,691)
Additions	12,555	28,118	2,839	43,512
Disposals/write-downs/Sales	(5,437)	(3,115)	(762)	(9,314)
Impairment losses (***)	(430)	(581)	(58)	(1,069)
Total	301,619	207,605	55,519	564,743

Accumulated Depreciation
Balance as of January 1, 2019	(150,099)	(148,455)	(42,879)	(341,433)
Reclassification	21,278	37	—	21,315
Depreciation charges of the year (**)	(8,613)	(16,819)	(3,403)	(28,835)
Sales and disposals of the year	1,040	2,692	740	4,472
Transfers	—	(15)	15	—
Total	(136,394)	(162,560)	(45,527)	(344,481)

Balance as of December 31, 2019	165,225	45,045	9,992	220,262

(*)	See Note No.35 Depreciation, Amortization and Impairment.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$89 million (Ch$359 million as of December 2019).

(***)	This amount does not include charge-offs of Property and Equipment of Ch$949 million as of December 2019.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(c)	The composition of the rights over leased assets as of March 31, 2020 and December 31, 2019 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	132,844	130,853	(23,640)	(18,722)	109,204	112,131
Floor space for ATMs	42,078	41,960	(11,383)	(9,091)	30,695	32,869
Improvements to leased properties	27,288	27,254	(21,459)	(21,589)	5,829	5,665
Total	202,210	200,067	(56,482)	(49,402)	145,728	150,665

(d)	The changes of the rights over leased assets as of March 31, 2020 and December 31, 2019 is as follows:

	March 2020
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2020	130,853	41,960	27,254	200,067
Additions	2,890	118	419	3,427
Write-downs (*)	(899)	—	(385)	(1,284)
Total	132,844	42,078	27,288	202,210

Accumulated Depreciation
Balance as of January 1, 2020	(18,722)	(9,091)	(21,589)	(49,402)
Depreciation of the period (*)	(5,002)	(2,297)	(255)	(7,554)
Write-downs (*)	84	5	385	474
Total	(23,640)	(11,383)	(21,459)	(56,482)

Balance as of March 31, 2020	109,204	30,695	5,829	145,728

(*)	See Note No.35 Depreciation, Amortization and Impairment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

	December 2019
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2019	116,577	27,920	—	144,497
Reclassification	—	—	26,332	26,332
Additions	14,276	14,040	1,725	30,041
Write-downs	—	—	(803)	(803)
Total	130,853	41,960	27,254	200,067

Accumulated Depreciation
Balance as of January 1, 2019	—	—	—	—
Reclassification	—	—	(21,546)	(21,546)
Depreciation of the year	(18,722)	(9,091)	(659)	(28,472)
Write-downs	—	—	616	616
Total	(18,722)	(9,091)	(21,589)	(49,402)

Balance as of December 31, 2019	112,131	32,869	5,665	150,665

(e) The following are the future maturities of the lease liabilities as of March 31, 2020 and December 31, 2019:

	March 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	1,764	3,526	15,539	36,385	24,973	37,678	119,865
ATMs	819	1,637	7,104	18,270	3,283	623	31,736
Total	2,583	5,163	22,643	54,655	28,256	38,301	151,601

	December 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	1,726	3,519	15,286	37,063	24,899	38,526	121,019
ATMs	809	1,618	7,131	18,125	5,403	679	33,765
Total	2,535	5,137	22,417	55,188	30,302	39,205	154,784

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations for lease liabilities and the flows for the periods 2020 and 2019 are as follows:

Total cash flow for the period
Lease liability	MCh$

Balances as of January 1, 2019	144,497
Liabilities for new lease agreements	14,946
Interest expenses	447
Payments of capital and interests	(6,116)
Others	122
Balances as of March 31, 2020	153,896
Liabilities for new lease agreements	9,485
Interest expenses	2,127
Payments of capital and interests	(23,259)
Others	3,764
Balances as of December 31, 2019	146,013
Liabilities for new lease agreements	1,559
Interest expenses	739
Payments of capital and interests	(7,509)
Derecognized contracts	(817)
Others	1,449
Balances as of March 31, 2020	141,434

(f)	The future cash flows related to short-term lease agreements in effect as of March 31, 2020 correspond to Ch$7,582 million (Ch$8,611 as of December 31, 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current Taxes and Deferred Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of March 31, 2020 and December 31, 2019, according to the following detail:

	March	December
	2020	2019
	MCh$	MCh$

Income tax	25,577	222,266
Tax Previous year	72,508	—
Less:
Monthly prepaid taxes	(32,829)	(143,200)
Credit for training expenses	—	(1,900)
Others	(278)	(1,234)
Total	64,978	75,932

Tax rate	27%	27%

	March	December
	2020	2019
	MCh$	MCh$

Current tax assets	1,567	357
Current tax liabilities	(66,545)	(76,289)
Total tax payable, net	(64,978)	(75,932)

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and March 31, 2020 and 2019, are broken down as follows:

	March	March
	2020	2019
	MCh$	MCh$
Income tax expense:
Current year tax	25,056	37,209
Subtotal	25,056	37,209
(Credit) Charge for deferred taxes:
Origin and reversal of temporary differences	7,197	(1,019)
Subtotal	7,197	(1,019)
Others	—	(2,001)
Net charge to income for income taxes	32,253	34,189

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of March 31, 2020 and 2019:

	March		March
	2020		2019
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	45,666	27.00	36,646
Additions or deductions	0.03	52	(0.64)	(872)
Price-level restatement	(8.54)	(14,436)	—	—
Other	0.57	971	(1.17)	(1,585)
Effective rate and income tax expense	19.06	32,253	25.19	34,189

The effective rate for income tax for the period 2020 is 19.06% (25.19% in March 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

		Effect on
	Balances as of December 31, 2019	Income	Equity	Balances as of March 31, 2020
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	221,079	5,708	—	226,787
Personnel provisions	16,714	(7,157)	—	9,557
Staff vacations provisions	7,444	(88)	—	7,356
Accrued interests adjustments from impaired loans	3,674	338	—	4,012
Staff severance indemnities provision	607	(54)	(22)	531
Provision of credit cards expenses	8,221	1,053	—	9,274
Provision of accrued expenses	10,564	(2,710)	—	7,854
Adjustment for valuation of financial assets available-for-sale	—	—	1,589	1,589
Leasing	41,792	(3,521)	—	38,271
Incomes received in advance	32,170	(5,554)	—	26,616
Other adjustments	15,485	4,769	—	20,254
Total Debit Differences	357,750	(7,216)	1,567	352,101

Credit Differences:
Depreciation and price-level restatement of property and equipment	15,524	55	—	15,579
Adjustment for valuation of financial assets available-for-sale	1,039	—	(1,039)	—
Transitory assets	7,174	624	—	7,798
Loans accrued to effective rate	1,386	(448)	—	938
Prepaid expenses	3,334	(719)	—	2,615
Other adjustments	8,345	469	—	8,814
Total Credit Differences	36,802	(19)	(1,039)	35,744

Deferred, Net	320,948	(7,197)	2,606	316,357

Reconciliation with the statement of financial position:

	March	December
	2020	2019
	MCh$	MCh$

Deferred tax assets	316,599	320,948
Deferred tax Liabilities	(242)	—
Total Deferred tax	316,357	320,948

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of March 31, 2019 and December 31, 2019, are as follows:

	Balance as of	Effect on		Balance as of	Effect on		Balance as of
	December 31, 2018	Income	Equity	March 31, 2019	Income	Equity	December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	206,197	6,574	—	212,771	8,308	—	221,079
Personnel provisions	12,994	(6,515)	—	6,479	10,235	—	16,714
Staff vacations provisions	7,241	(30)	—	7,211	233	—	7,444
Accrued interest adjustments from impaired loans	3,232	111	—	3,343	331	—	3,674
Staff severance indemnities	600	1	—	601	(60)	66	607
Provisions of credit card expenses	9,813	(750)	—	9,063	(842)	—	8,221
Provisions of accrued expenses	13,155	1,033	—	14,188	(3,624)	—	10,564
Adjustment for valuation financial assets available-for-sale	2,695	—	(2,403)	292	—	(292)	—
Leasing	42,988	434	—	43,422	(1,630)	—	41,792
Incomes received in advance	—	—	—	—	32,170	—	32,170
Other adjustments	12,392	2,245	—	14,637	848	—	15,485
Total Assets, Net	311,307	3,103	(2,403)	312,007	45,969	(226)	357,750

Credit differences:
Depreciation of property and equipment and investment properties	14,990	736	—	15,726	(202)	—	15,524
Adjustment for valuation financial assets available-for-sale	—	—			—	1,039	1,039
Transitory assets	4,359	2,063	—	6,422	752	—	7,174
Loans accrued to effective rate	1,569	(1)	—	1,568	(182)	—	1,386
Advance payment of lump-sum under union contracts	6,699	(914)	—	5,785	(2,451)	—	3,334
Other adjustments	5,768	200	—	5,968	2,377	—	8,345
Total Liabilities, Net	33,385	2,084	—	35,469	294	1,039	36,802

Total Assets (Liabilities), Net	277,922	1,019	(2,403)	276,538	45,675	(1,265)	320,948

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets:

(a)	Item composition:

At the end of each period, the item is composed as follows:

	March	December
	2020	2019
	MCh$	MCh$

Assets held for leasing (*)	116,508	139,389

Assets received or awarded as payment (**)
Assets awarded at judicial sale	10,519	10,967
Assets received in lieu of payment	1,399	1,556
Provision for assets received in lieu of payment or awarded	(129)	(188)
Subtotal	11,789	12,335

Other Assets
Deposits by derivatives margin	711,419	475,852
Prepaid expenses	39,442	34,934
Trading and brokerage (***)	37,562	40,911
Other accounts and notes receivable	33,886	44,671
Recoverable income taxes	33,208	33,136
Commissions receivable	13,429	14,191
Investment properties	13,101	13,190
Servipag available funds	10,181	17,923
VAT receivable	8,041	11,831
Pending transactions	3,069	2,021
Rental guarantees	1,978	1,957
Accounts receivable for sale of assets received in lieu of payment	1,956	2,184
Assets recovered from leasing for sale	744	871
Materials and supplies	641	672
Others	22,982	16,900
Subtotal	931,639	711,244
Total	1,059,936	862,968

(*)	These correspond to property and equipment to be given under finance lease.

(**)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0305% % (0.0341% as of December 31, 2019) of the Bank’s effective equity.

The assets awarded at judicial sale are not subject to the aforementioned margin. These properties are assets available for sale and is expected to be completed the sale within one year from the date the asset is received or acquired. In the event that said assets are not sold within one year, it must be written-off. The assets that have been received in payment or are awarded between March 1, 2019 until September 30, 2020, have an additional term of up to eighteen months for their disposal, also allowing these assets to be written-off proportionally to the number of months between the date of receipt and that fixed by the banks for their disposal.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets, continued:

(b)	The changes of the provision for assets received in lieu of payment during the three-month period ended as of March 31, 2020 and 2019 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2019	806
Provisions used	(568)
Provisions established	240
Provisions released	—
Balance as of March 31, 2019	478
Provisions used	(1,591)
Provisions established	1,301
Provisions released	—
Balance as of December 31, 2019	188
Provisions used	(342)
Provisions established	283
Provisions released	—
Balance as of March 31, 2020	129

19.	Current Accounts and Other Demand Deposits:

At the end of each period, this item is composed as follows:

	March	December
	2020	2019
	MCh$	MCh$

Current accounts	9,652,449	8,951,527
Other demand deposits	1,515,550	1,662,950
Other deposits and sight accounts	701,855	711,656
Total	11,869,854	11,326,133

20.	Savings Accounts and Time Deposits:

At the end of each period, this item is composed as follows:

	March	December
	2020	2019
	MCh$	MCh$

Time deposits	11,038,889	10,537,614
Term savings accounts	257,947	239,850
Other term balances payable	172,822	79,154
Total	11,469,658	10,856,618

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

21.	Borrowings from Financial Institutions:

At the end of each period, borrowings from financial institutions are detailed as follows:

	March	December
	2020	2019
	MCh$	MCh$

Domestic banks
Banco Itaú	15,318	—
Banco do Brasil	—	3,900
Banco Santander	—	2,314
Subtotal domestic banks	15,318	6,214

Foreign banks
Foreign trade financing
Citibank N.A.	363,685	285,974
Sumitomo Mitsui Banking	256,515	213,534
Wells Fargo Bank	240,687	139,845
Bank of America	221,255	194,704
Bank of New York Mellon	144,386	224,812
The Bank of Nova Scotia	134,630	133,539
Zürcher Kantonalbank	89,700	78,872
JP Morgan Chase Bank	68,326	60,150
Commerzbank AG	21,107	2,201
Standard Chartered Bank	4,389	70,128
Toronto Dominion Bank	—	22,556
ING Bank	—	10,987
Others	53	89

Borrowings and other obligations
Wells Fargo Bank	128,661	113,377
Deutsche Bank AG	10,332	6
Citibank N.A.	4,167	6,198
Bank of America	413	—
JP Morgan Chase Bank	100	—
ING Bank NV	97	88
Others	—	3
Subtotal foreign banks	1,688,503	1,557,063

Chilean Central Bank	—	—

Total	1,703,821	1,563,277

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued:

At the end of each period, this item is composed as follows:

	March	December
	2020	2019
	MCh$	MCh$

Mortgage bonds	9,783	10,898
Bonds	8,316,436	7,912,621
Subordinated bonds	898,006	889,895
Total	9,224,225	8,813,414

During the period ended as of March 31, 2020, Banco de Chile issued bonds by an amount of Ch$459,510 million, from which corresponds to Short-Term Bonds and Current Bonds by an amount of Ch$205,327 million and Ch$254,183 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Citibank N.A.	USD	23,078	2.00	07/01/2020	07/07/2020
Citibank N.A.	USD	38,371	1.95	09/01/2020	09/04/2020
Citibank N.A.	USD	34,886	1.91	13/01/2020	13/04/2020
Citibank N.A.	USD	11,629	1.87	14/01/2020	14/04/2020
Citibank N.A.	USD	31,667	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	7,917	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	27,709	1.86	29/01/2020	29/05/2020
Citibank N.A.	USD	10,350	1.85	30/01/2020	01/06/2020
Citibank N.A.	USD	19,720	1.85	03/02/2020	03/06/2020
Total as of March 31, 2020		205,327

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEM0817	UF	93,096	7	0.80	06/01/2020	06/01/2027
BCHIEL0717	UF	123,957	8	0.72	04/02/2020	04/02/2028
Subtotal UF		217,053

BONO AUD	AUD	37,130	15	2.65	02/03/2020	02/03/2035
Subtotal Others currency		37,130
Total as of March 31, 2020		254,183

Subordinated bonds

During the period ended March 31, 2020, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

During the year ended as of December 31, 2019, Banco de Chile issued bonds by an amount of Ch$2,625,176 million, from which corresponds to Short-Term Bonds, Current Bonds and Subordinated Bonds by an amount of Ch$944,413 million, Ch$1,465,406 and Ch$215,357 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	40,937	2.91	04/01/2019	04/04/2019
Wells Fargo Bank	USD	40,264	2.85	17/01/2019	24/04/2019
Citibank N.A.	USD	33,598	2.80	22/01/2019	22/04/2019
Citibank N.A.	USD	53,250	2.67	04/04/2019	02/07/2019
Citibank N.A.	USD	27,886	2.67	09/04/2019	09/08/2019
Citibank N.A.	USD	33,257	2.66	11/04/2019	11/07/2019
Wells Fargo Bank	USD	33,257	2.68	11/04/2019	11/10/2019
Citibank N.A.	USD	33,051	2.66	12/04/2019	22/07/2019
Wells Fargo Bank	USD	3,966	2.67	12/04/2019	12/09/2019
Citibank N.A.	USD	27,184	2.67	29/04/2019	29/10/2019
Wells Fargo Bank	USD	33,838	2.60	30/04/2019	30/07/2019
Citibank N.A.	USD	34,795	2.61	17/05/2019	18/11/2019
Citibank N.A.	USD	34,842	2.59	23/05/2019	22/08/2019
Bank of America	USD	34,208	2.50	21/06/2019	22/08/2019
Wells Fargo Bank	USD	3,421	2.50	24/06/2019	25/07/2019
Citibank N.A.	USD	547	2.40	24/06/2019	15/10/2019
Citibank N.A.	USD	13,620	2.50	25/06/2019	05/08/2019
Citibank N.A.	USD	13,575	2.51	28/06/2019	01/08/2019
Citibank N.A.	USD	34,070	2.38	11/07/2019	09/10/2019
Citibank N.A.	USD	29,883	2.25	09/08/2019	12/11/2019
Wells Fargo Bank	USD	3,525	2.03	13/08/2019	08/05/2020
Citibank N.A.	USD	35,676	2.20	22/08/2019	21/11/2019
Wells Fargo Bank	USD	21,350	2.20	10/09/2019	09/12/2019
Wells Fargo Bank	USD	7,117	2.20	11/09/2019	16/12/2019
Wells Fargo Bank	USD	28,466	2.20	11/09/2019	10/12/2019
Citibank N.A.	USD	15,799	2.10	07/10/2019	07/01/2020
Citibank N.A.	USD	36,206	2.07	09/10/2019	09/01/2020
Citibank N.A.	USD	36,212	2.00	24/10/2019	29/01/2020
Bank of America	USD	36,212	2.00	24/10/2019	24/01/2020
Citibank N.A.	USD	18,200	2.00	25/10/2019	03/02/2020
Citibank N.A.	USD	31,819	1.91	04/11/2019	13/01/2020
Citibank N.A.	USD	31,239	1.97	12/11/2019	12/02/2020
Citibank N.A.	USD	4,554	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	7,989	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	18,750	2.07	04/12/2019	07/08/2020
Citibank N.A.	USD	23,268	2.05	09/12/2019	09/04/2020
Wells Fargo Bank	USD	3,877	2.04	09/12/2019	05/06/2020
Wells Fargo Bank	USD	15,395	2.04	11/12/2019	27/03/2020
Citibank N.A.	USD	1,792	2.03	30/12/2019	20/07/2020
Wells Fargo Bank	USD	7,518	2.10	30/12/2019	15/12/2020
Total as of December 31, 2019		944,413

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEC0817	UF	83,470	5	1.55	30/01/2019	30/01/2024
BCHIED1117	UF	41,711	5	1.54	14/03/2019	14/03/2024
BCHIED1117	UF	5,587	5	1.45	19/03/2019	19/03/2024
BCHIED1117	UF	36,317	5	1.45	20/03/2019	20/03/2024
BCHIDW1017	UF	84,359	2	0.93	09/05/2019	09/05/2021
BCHIDW1017	UF	57,091	2	0.57	24/06/2019	24/06/2021
BCHIEH0917	UF	58,867	7	1.04	01/07/2019	01/07/2026
BCHIEB1117	UF	86,682	4	0.83	01/07/2019	01/07/2023
BCHIEH0917	UF	29,514	7	1.00	02/07/2019	02/07/2026
BCHIEI1117	UF	60,697	7	0.66	19/07/2019	19/07/2026
BCHIEI1117	UF	22,063	7	0.51	30/07/2019	30/07/2026
BCHIEI1117	UF	8,613	7	0.45	01/08/2019	01/08/2026
BCHICC0815	UF	71,703	12	0.54	05/08/2019	05/08/2031
BCHICA1015	UF	71,221	11	0.54	05/08/2019	05/08/2030
BCHICB1215	UF	14,496	11	0.44	07/08/2019	07/08/2030
BCHIEI1117	UF	7,764	7	0.30	07/08/2019	07/08/2026
BCHIEI1117	UF	20,212	7	0.28	08/08/2019	08/08/2026
BCHICB1215	UF	57,926	11	0.45	08/08/2019	08/08/2030
BCHIEI1117	UF	3,108	7	0.29	08/08/2019	08/08/2026
BCHIBV1015	UF	71,063	10	0.37	20/08/2019	20/08/2029
BCHIEV1117	UF	132,366	10	0.34	05/09/2019	05/09/2029
BCHIEK1117	UF	117,493	13	1.38	11/12/2019	11/12/2032
Subtotal UF		1,142,323

BONO JPY	JPY	63,041	20	1.00	14/05/2019	14/05/2039
BONO HKD	HKD	32,725	12	2.90	19/07/2019	19/07/2031
BONO AUD	AUD	36,519	20	3.50	28/08/2019	28/08/2039
BONO PEN	PEN	29,969	15	5.40	04/09/2019	04/09/2034
BONO AUD	AUD	24,547	15	3.13	09/09/2019	09/09/2034
BONO NOK	NOK	60,951	10	3.50	07/11/2019	07/11/2029
BONO AUD	AUD	39,067	20	3.55	11/11/2019	11/11/2039
BONO JPY	JPY	36,264	10	1.00	19/11/2019	19/11/2029
Subtotal Others currency		323,083
Total as of December 31, 2019		1,465,406

Subordinated bonds

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

UCHI-J1111	UF	61,471	23	1.05	20/08/2019	20/08/2042
UCHI-J1111	UF	65,973	23	1.04	20/08/2019	20/08/2042
UCHI-J1111	UF	48,799	23	0.99	21/08/2019	21/08/2042
UCHI-I1111	UF	39,114	21	0.96	24/09/2019	24/09/2040
Total as of December 31, 2019		215,357

During the period ended as of March 31, 2020 and December 31, 2019, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

23.	Other Financial Obligations:

At the end of each period, this item is composed as follows:

	March	December
	2020	2019
	MCh$	MCh$

Other Chilean obligations	104,156	138,575
Public sector obligations	17,518	17,654
Total	121,674	156,229

24.	Provisions:

(a)	At the end of each period, this item is composed as follows:

	March	December
	2020	2019
	MCh$	MCh$

Provisions for minimum dividends (*)	58,469	300,461
Provisions for personnel benefits and payroll expenses	71,794	109,075
Provisions for contingent loan risks	64,049	57,042
Provisions for contingencies:
Additional loan provisions	213,252	213,252
Country risk provisions	10,937	4,332
Other provisions for contingencies	543	501
Total	419,044	684,663

(*)	See Note No. 27 letter (c).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(b)	The following table shows the changes in provisions and accrued expenses during the periods 2020 and 2019:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	305,409	92,579	55,530	213,252	3,349	670,119
Provisions established	60,922	15,632	884	—	4,334	81,772
Provisions used	(305,409)	(46,803)	—	—	—	(352,212)
Provisions released	—	—	—	—	—	—
Balances as of March 31, 2019	60,922	61,408	56,414	213,252	7,683	399,679
Provisions established	239,539	77,726	628	—	(2,850)	315,043
Provisions used	—	(30,059)	—	—	—	(30,059)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2019	300,461	109,075	57,042	213,252	4,833	684,663
Provisions established	58,469	14,204	7,007	—	6,647	86,327
Provisions used	(300,461)	(51,485)	—	—	—	(351,946)
Provisions released	—	—	—	—	—	—
Balances as of March 31, 2020	58,469	71,794	64,049	213,252	11,480	419,044

(c)	Provisions for personnel benefits and payroll:

	March	December
	2020	2019
	MCh$	MCh$

Staff accrued vacation provision	27,283	27,609
Provisions for performance bonuses	18,850	51,051
Staff severance indemnities	7,099	7,566
Other personnel benefits provision	18,562	22,849
Total	71,794	109,075

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(d)	Staff severance indemnities:

(i)	Changes in the staff severance indemnities:

	March	March
	2020	2019
	MCh$	MCh$

Present value of the obligations at the beginning of the period	7,566	7,754
Increase in provision	67	13
Benefit paid	(453)	(143)
Effect of change in actuarial factors	(81)	—
Total	7,099	7,624

(ii)	Net benefits expenses:

	March	March
	2020	2019
	MCh$	MCh$

(Decrease) in provisions	(159)	(310)
Interest cost of benefits obligations	226	323
Effect of change in actuarial factors	(81)	—
Net benefit expenses	(14)	13

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank's plan are shown below:

	March 31, 2020	December 31, 2019
	%	%

Discount rate	3.17	3.17
Salary increase rate	4.04	4.42
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the first quarter of 2020.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(e)	Changes in compliance bonuses provision:

	March	March
	2020	2019
	MCh$	MCh$

Balances as of January 1	51,051	47,797
Net provisions established	4,727	5,665
Provisions used	(36,928)	(37,449)
Total	18,850	16,013

(f)	Changes in staff accrued vacation provision:

	March	March
	2020	2019
	MCh$	MCh$

Balances as of January 1	27,609	26,855
Net provisions established	1,825	1,733
Provisions used	(2,151)	(1,847)
Total	27,283	26,741

(g)	Employee benefits share-based provision:

As of March 31, 2020 and 2019, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)	Contingent loan provisions:

As of March 31, 2020 the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$64,049 million (Ch$57,042 million in December 2019). See Note No. 26 letter (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

25.	Other Liabilities:

At the end of each period, this item is composed as follows:

	March	December
	2020	2019
	MCh$	MCh$

Accounts and notes payable	219,432	231,465
Income received in advance (*)	105,128	125,418
Dividends payable	4,180	1,443

Other liabilities
Securities unliquidated	184,212	134,253
Documents intermediated (**)	80,723	80,190
Cobranding	34,086	30,186
VAT debit	14,420	16,354
Outstanding transactions	2,302	792
Insurance payments	914	1,157
Others	34,183	22,240
Total	679,580	643,498

(*)	In relation to the Strategic Alliance Framework Agreement, on June 4, 2019, Banco de Chile received the payment from the Insurance Companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income is recognized over time, depending on compliance with the associated performance obligation.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments:

(a)	Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	March	December
	2020	2019
	MCh$	MCh$
Contingent loans
Guarantees and sureties	298,551	280,838
Confirmed foreign letters of credit	117,691	94,673
Issued letters of credit	338,516	316,916
Bank guarantees	2,248,342	2,283,390
Freely disposition credit lines	8,243,803	7,870,260
Other credit commitments	151,941	155,163

Transactions on behalf of third parties
Documents in collections	124,090	144,043
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	5,719	6,418
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	83,622	73,140
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	2,666,057	2,677,353
Securities held in safe custody in other entities	14,729,392	18,719,297
Total	29,007,724	32,621,491

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of March 31, 2020 the Bank maintain provisions for judicial contingencies amounting to Ch$280 million (Ch$237 million as of December 2019), which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of March 31, 2020
	2020	2021	2022	2023	2024	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	120	63	—	—	97	280

(b.2)	Contingencies for significant lawsuits in courts:

As of March 31, 2020 and December 31, 2019 there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,768,100, maturing January 10, 2021 (UF 3,090,000, maturing on January 10, 2020 as of December 2019). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 817,000.

As of March 31, 2020 and December 31, 2019 the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article No. 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros, that matures April 22, 2020, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	March	December
	2020	2019
Guarantees:	MCh$	MCh$
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	30,589	85,302
Electronic Chilean Securities Exchange, Stock Exchange	5,967	6,843

Fixed income securities to guarantee CCLV system, Santiago Securities Exchange, Stock Exchange	8,000	7,985
Shares delivered to guarantee equity lending, Electronic Chilean Securities Exchange, Stock Exchange	2,865	382
Total	47,421	100,512

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

ii.	In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Southbridge Compañía de Seguros Generales S.A. that expires April 2, 2020, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

According to disposition of Chilean Central Bank, it provided a bank guarantee N°9571-2 corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA contract (Contract for Service of System Open Market Operations) of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable and has a maturity date of July 22, 2020.

It also provided a bank guarantee No. 3610198 in the amount of UF 253,800 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2021.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of March 31, 2020 the entity maintains two insurance policies with effect from April 15, 2019 to April 14, 2020 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	60,000
Civil liability policy	500

(d)	Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	March	December
	2020	2019
	MCh$	MCh$

Freely disposition credit lines	33,800	31,121
Bank guarantees provision	24,826	22,268
Guarantees and sureties provision	4,807	3,156
Letters of credit provision	559	440
Other credit commitments	57	57
Total	64,049	57,042

(e)	By Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Court of Appeals of Santiago.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

27.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of March 31, 2020, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2019), with no par value, subscribed and fully paid.

(ii)	Shares:

(ii.1)	The following table shows the changes in share from December 31, 2018 to March 31, 2020:

Total
Ordinary Shares

Total shares as of December 31, 2018	101,017,081,114

Total shares as of December 31, 2019	101,017,081,114

Total shares as of March 31, 2020	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 26, 2020 it was approved the distribution and payment of dividend No. 208 of Ch$3.47008338564 per share of the Banco de Chile, with charged to the net distributable income for the year 2019. The amount of the dividend paid in year 2020 amounted to Ch$350,538 million.

At the Bank Ordinary Shareholders’ Meeting held on March 28, 2019 it was approved the distribution and payment of dividend No. 207 of Ch$3.52723589646 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2018. The amount of the dividend paid in year 2019 amounted to Ch$356,311million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the period ended as of March 31, 2020 amounted to Ch$39,433 million.

As indicated, as of March 31, 2020, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$97,449 million (Ch$500,768 million as of December 31, 2019). Consequently, the Bank recorded a provision for minimum dividends under “Provisions” as of March 31, for an amount of Ch$58,469 million (Ch$300,461 million in December 2019), which reflects as a counterpart an equity reduction for the same amount in the item "Retained earnings".

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

Accordingly, the basic and diluted earnings per share as of March 31, 2020 and 2019 were determined as follows:

	March	March
	2020	2019
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	136,882	101,537
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	1.36	1.01

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	136,882	101,537
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	1.36	1.01

As of March 31, 2020 and 2019, the Bank does not have instruments that generate dilutive effects.

(e)	Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in equity resulting from changes in fair value due to changes in market factors. During the period 2020 it was made a credit to equity for Ch$1,935 million (credit to equity of Ch$889 million in 2019). The income tax effect presented a charge to equity of Ch$521 million (charge of Ch$240 million in March 2019).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the period 2020, it was made a charge to equity for Ch$9,768 million (credit of Ch$8,836 million during the year 2019). The deferred tax effect meant a credit to equity of Ch$2,628 million (charge to equity of Ch$2,403 million in March 2019).

(f)	Retained earnings from previous years:

During the year 2020, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the 2019 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index occurred between November 2018 and November 2019, amounting to Ch$92,240 million. Additionally, the Board determined to withhold 30% of the remaining liquid income, equivalent to Ch$150,230 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses:

(a)	On the closing date of the Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	March 2020				March 2019
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	170,139	62,946	784	233,869	184,133	(18)	1,413	185,528
Consumer loans	150,519	651	1,756	152,926	155,865	—	2,306	158,171
Residential mortgage loans	68,799	92,265	2,057	163,121	72,594	249	1,095	73,938
Financial investment	8,522	2,717	—	11,239	8,672	(30)	—	8,642
Repurchase agreements	545	—	—	545	632	—	—	632
Loans to banks	5,087	—	—	5,087	8,551	—	—	8,551
Other interest and indexation revenue	5,731	1,378	—	7,109	3,444	(86)	—	3,358
Total	409,342	159,957	4,597	573,896	433,891	115	4,814	438,820

The amount of interest recognized on a received basis for impaired portfolio in the period 2020 amounts to Ch$982 million (Ch$1,048 million in March 2019).

(b)	At the each period end, the stock of interest and UF indexation not recognized in incomes is the following:

	March 2020			March 2019
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	9,835	1,304	11,139	7,509	860	8,369
Residential mortgage loans	2,082	1,603	3,685	2,677	1,286	3,963
Consumer loans	25	—	25	37	—	37
Total	11,942	2,907	14,849	10,223	2,146	12,369

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses, continued:

(c)	At each period end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	March 2020			March 2019
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	52,665	12,087	64,752	72,259	(22)	72,237
Debt securities issued	55,277	72,947	128,224	51,070	44	51,114
Other financial obligations	193	9	202	226	—	226
Repurchase agreements	1,363	—	1,363	1,615	—	1,615
Obligations with banks	8,970	—	8,970	10,826	—	10,826
Demand deposits	144	5,960	6,104	82	(10)	72
Lease liabilities	739	—	739	447	—	447
Other interest and indexation expenses	472	297	769	17	(66)	(49)
Total	119,823	91,300	211,123	136,542	(54)	136,488

(d)	As of March 31, 2020 and 2019, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	March 2020			March 2019
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	119	—	119
Loss from fair value accounting hedges	(6,220)	—	(6,220)	(5,581)	—	(5,581)
Gain from cash flow accounting hedges	34,976	45,455	80,431	145,127	140,047	285,174
Loss from cash flow accounting hedges	(50,918)	(38,909)	(89,827)	(152,956)	(133,243)	(286,199)
Net gain on hedge items	2,540	—	2,540	5,125	—	5,125
Total	(19,622)	6,546	(13,076)	(8,166)	6,804	(1,362)

(e)	At each period end, the summary of interest is as follows:

	March	March
	2020	2019
	MCh$	MCh$

Interest revenue	573,896	438,820
Interest expense	(211,123)	(136,488)

Subtotal interest income	362,773	302,332

Net gain (loss) from accounting hedges	(13,076)	(1,362)

Total net interest income	349,697	300,970

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

29.	Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statement of Income refers to the following items:

	March	March
	2020	2019
	MCh$	MCh$
Commission income
Debit and credit card services	49,716	45,602
Investments in mutual funds and others	25,252	24,229
Use of distribution channel and access to customers	25,150	6,434
Collections and payments	14,385	13,466
Portfolio management	12,657	11,559
Fees for insurance transactions	8,687	9,213
Guarantees and letters of credit	6,806	6,346
Brand use agreement	6,094	3,763
Trading and securities management	5,304	5,384
Lines of credit and overdrafts	1,125	1,190
Financial advisory services	1,083	318
Other commission earned	5,412	6,719
Total commissions income	161,671	134,223

Commission expenses
Fees for card transactions	(27,041)	(22,529)
Interbank transactions	(5,778)	(4,624)
Collections and payments	(1,511)	(1,729)
Securities transactions	(1,163)	(1,680)
Sales force	(42)	(66)
Other commission	(665)	(185)
Total commissions expenses	(36,200)	(30,813)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

30.	Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	March	March
	2020	2019
	MCh$	MCh$

Financial assets held-for-trading	10,975	16,446
Sale of available-for-sale instruments	3,350	(315)
Sale of loan portfolios (Note No.12 (e))	41	—
Trading derivative	(4,864)	(7,378)
Net income on other transactions	(348)	(187)
Total	9,154	8,566

31.	Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	March	March
	2020	2019
	MCh$	MCh$

Gain from accounting hedges	145,046	(33,689)
Exchange difference, net	12,530	(1,653)
Indexed foreign currency	(138,196)	51,459
Total	19,380	16,117

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

32.	Provisions for Loan Losses:

The change registered in income during the periods 2020 and 2019 due to provisions, are summarized as follows:

			Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	(111)	—	(29,183)	(6,147)	—	—	—	—	(29,183)	(6,147)	(4,360)	—	(33,654)	(6,147)
- Group provisions	—	—	(19,435)	(17,006)	(911)	(1,995)	(78,716)	(75,372)	(99,062)	(94,373)	(2,647)	(923)	(101,709)	(95,296)
Provisions established, net	(111)	—	(48,618)	(23,153)	(911)	(1,995)	(78,716)	(75,372)	(128,245)	(100,520)	(7,007)	(923)	(135,363)	(101,443)

Provisions released:
- Individual provisions	—	108	—	—	—	—	—	—	—	—	—	39	—	147
- Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provisions realeased, net	—	108	—	—	—	—	—	—	—	—	—	39	—	147

Provision, net	(111)	108	(48,618)	(23,153)	(911)	(1,995)	(78,716)	(75,372)	(128,245)	(100,520)	(7,007)	(884)	(135,363)	(101,296)

Additional provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Recovery of written-off assets	—	—	2,116	2,857	1,045	1,191	6,642	8,092	9,803	12,140	—	—	9,803	12,140

Provision for loan losses, net	(111)	108	(46,502)	(20,296)	134	(804)	(72,074)	(67,280)	(118,442)	(88,380)	(7,007)	(884)	(125,560)	(89,156)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

The detail of the amounts presented in the Interim Consolidated Statement of Cash Flow is as follows:

	March	March
	2020	2019
	MCh$	MCh$

Allowances established of loans to customer and loans and advances to banks	(128,356)	(100,520)
Allowances released of loans to customer and loans and advances to banks	—	108
Total allowances of loans to customer and loans and advances to banks	(128,356)	(100,412)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

33.	Personnel Expenses:

Salaries and personnel expenses during the periods 2020 and 2019 are as follows:

	March	March
	2020	2019
	MCh$	MCh$

Remunerations	64,332	63,328
Bonuses and incentives	9,456	14,825
Variable compensation	9,156	10,087
Lunch and health benefits	7,093	6,926
Gratifications	7,049	6,949
Staff severance indemnities	4,502	5,921
Training expenses	708	862
Other personnel expenses	4,747	4,657
Total	107,043	113,555

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

34.	Administrative Expenses:

This item is composed as follows:

	March	March
	2020	2019
	MCh$	MCh$
General administrative expenses
Information technology and communications	23,587	22,516
Maintenance and repair of property and equipment	13,817	10,187
Surveillance and securities transport services	2,920	2,990
Office supplies	2,707	2,622
External advisory services and professional services fees	2,516	2,735
Energy, heating and other utilities	1,742	1,496
Insurance premiums	1,600	1,304
External service of financial information	1,545	1,413
Legal and notary expenses	1,127	872
Expenses for short-term leases and low value (*)	1,079	904
External service of custody of documentation	911	785
Postal box, mail, postage and home delivery services	864	1,502
Other expenses of obligations for lease agreements (*)	721	681
Representation and travel expenses	618	813
Donations	585	499
Other general administrative expenses	4,818	4,244
Subtotal	61,157	55,563

Outsource services
Data processing	2,714	2,212
Credit pre-evaluation	2,712	4,797
External technological developments expenses	2,648	2,234
Certification and technology testing	1,421	1,911
Other	1,011	1,117
Subtotal	10,506	12,271

Board expenses
Board of Directors Compensation	628	603
Other Board expenses	18	61
Subtotal	646	664

Marketing expenses
Advertising	6,183	6,628
Subtotal	6,183	6,628

Taxes, payroll taxes and contributions
Contribution to the banking regulator	2,745	2,520
Real estate contributions	747	700
Patents	328	313
Other taxes	376	335
Subtotal	4,196	3,868
Total	82,688	78,994

(*)	See Note No. 3 Adoption of IFRS 16 "Leases”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

35.	Depreciation, Amortization and Impairment:

(a)	The amounts corresponding to charges to results for depreciation and amortization during the periods 2020 and 2019, are detailed as follows:

	March	March
	2020	2019
	MCh$	MCh$
Depreciation and amortization
Depreciation of leased assets (Note No. 16 (d))	7,554	7,251
Depreciation of property and equipment (Note No. 16 (b))	7,129	7,117
Amortization of intangibles assets (Note No. 15 (b))	3,786	2,835
Total	18,469	17,203

(b)	As of March 31, 2020 and 2019 the impairment expenses is composed as follows:

	March	March
	2020	2019
	MCh$	MCh$
Impairment
Impairment of property and equipment (Note No. 16 (b))	—	6
Impairment of intangible assets (Note No. 15 (b))	—	—
Impairment of leased assets (Note No. 16 (d))	—	—
Total	—	6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

36.	Other Operating Income:

During the periods 2020 and 2019, the Bank and its subsidiaries present other operating income, according to the following:

	March	March
	2020	2019
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,361	4,503
Other income	12	6
Subtotal	1,373	4,509

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	—	—
Subtotal	—	—

Other income
Release and expense recovery	2,302	5,513
Reimbursements for insurance policies	2,086	347
Rental investment properties	1,728	2,132
Recovery from correspondent banks	841	667
Income from sale leased assets	172	438
Fiduciary and trustee commissions	124	62
Gain on sale of fixed assets	18	31
Credit/debit card income	—	1,386
Others	747	448
Subtotal	8,018	11,024

Total	9,391	15,533

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

37.	Other Operating Expenses:

During the periods 2020 and 2019, the Bank and its subsidiaries present other operating expenses, according to the following:

	March	March
	2020	2019
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	1,245	2,623
Provisions for assets received in lieu of payment	293	363
Maintenance expenses of assets received in lieu of payment	152	170
Subtotal	1,690	3,156

Provisions for contingencies
Country risk provisions	6,605	4,306
Other provisions	42	28
Subtotal	6,647	4,334

Other expenses
Leasings operational expenses	1,378	1,106
Write-offs for operating risks	981	956
Correspondent banks	453	371
Card administration	158	283
Expenses for charge-off leased assets recoveries	112	58
Credit life insurance	98	81
Civil lawsuits	80	36
Contribution to other organisms	60	65
Others	436	620
Subtotal	3,756	3,576

Total	12,093	11,066

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Productive and Services Companies (*)		Investment and Commercial Companies (**)		Individuals (***)		Total
	March	December	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	148,204	174,370	173,349	130,237	13,680	13,563	335,233	318,170
Residential mortgage loans	—	—	—	—	58,908	58,477	58,908	58,477
Consumer loans	—	—	—	—	9,191	9,862	9,191	9,862
Gross loans	148,204	174,370	173,349	130,237	81,779	81,902	403,332	386,509
Allowance for loan losses	(1,392)	(782)	(251)	(243)	(856)	(889)	(2,499)	(1,914)
Net loans	146,812	173,588	173,098	129,994	80,923	81,013	400,833	384,595

Contingent loans:
Guarantees and sureties	6,280	5,531	11,657	9,470	—	—	17,937	15,001
Letters of credits	2,297	2,365	—	328	—	—	2,297	2,693
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	35,651	32,650	43,449	43,478	57	57	79,157	76,185
Freely disposition credit lines	51,063	52,916	14,087	14,364	22,787	21,519	87,937	88,799
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	95,291	93,462	69,193	67,640	22,844	21,576	187,328	182,678
Provision for contingencies loans	(164)	(214)	(57)	(52)	(33)	(37)	(254)	(303)
Contingent loans, net	95,127	93,248	69,136	67,588	22,811	21,539	187,074	182,375

Amount covered by guarantee:
Mortgage	30,736	30,807	58,408	57,456	72,845	69,165	161,989	157,428
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	36,880	37,794	11,773	12,921	5,517	5,250	54,170	55,965
Total collateral	67,616	68,601	70,181	70,377	78,362	74,415	216,159	213,393

(*)	For these effects are considered productive companies, those that meet the following conditions:

i)	They engage in production activities and generate a separate flow of income.

ii)	Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties, continued:

(**)	Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees mainly correspond to shares and other financial guarantees.

(b)	Other assets and liabilities with related parties:

	March	December
	2020	2019
	MCh$	MCh$
Assets
Cash and due from banks	78,832	99,802
Transactions in the course of collection	60,524	63,969
Financial assets held-for-trading	878	880
Derivative instruments	815,984	495,378
Investment instruments	11,975	12,141
Other assets	67,229	76,548
Total	1,035,422	748,718

Liabilities
Demand deposits	198,710	227,377
Transactions in the course of payment	58,896	16,202
Obligations under repurchase agreements	843	54,030
Savings accounts and time deposits	289,353	396,028
Derivative instruments	723,374	432,669
Borrowings with banks	367,852	292,172
Lease liabilities	11,579	11,888
Other liabilities	201,275	151,335
Total	1,851,882	1,581,701

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(c)	Income and expenses from related party transactions (*):

	March 2020		March 2019
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Interest and revenue expenses	4,991	570	4,089	1,607
Fees and commissions income	18,315	14,249	18,645	16,235
Net Financial Operating Income
Derivative instruments (**)	124,828	105,987	25,370	5,759
Other financial operations	3	—	—	—
Released or established of provision for credit risk	—	447	109	—
Operating expenses	—	48,540	—	44,968
Other income and expenses	116	4	113	16

(*)	This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net gain of Ch$121,255 million as of March 31, 2020 (net gain of Ch$3,614 million as of March 31, 2019).

(d)	Contracts with related parties:

During the period ended March 31, 2020, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description
Sistemas Oracle de Chile S.A	Licensing services, support and implementation of hardware and software.
Canal 13 S.A.	Advertising service
Nexus S.A.	Credit card operation services
Artikos S.A.	Development services for electronic invoicing
Fundación Libertad y Desarrollo	Economic reports
Servipag Ltda.	Collection services

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(e)	Directors’ remunerations and payments to key management personnel:

	March	March
	2020	2019
	MCh$	MCh$

Personnel remunerations	975	979
Short-term benefits	3,642	3,037
Severance pay	784	—
Directors’ remunerations and fees (*)	628	603
Total	6,029	4,619

(*)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$3 million (Ch$3 million in March 2019).

Fees paid to the advisors of the Board of Directors amount to Ch$37 million in March 2019, as of March 31, 2020, there is no amount for this concept. The travel and other related expenses amount to Ch$18 million (Ch$24 million in March 2019).

Composition of key personnel:

	No. of executives
	March	March
	2020	2019
Position
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	12	13
Directors Bank and subsidiaries	20	20
Total	39	40

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. This function befall to the Financial Control and Treasury Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and available for sale. Adjustments for CVA / DVA are carried out only for derivatives.

(v)	Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued Chilean Central Bank and Treasury, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.
b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.
c)	Inputs data other than quoted prices that are observable for the asset or liability.
d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	March	December	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019	2020	2019
Financial Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
From the Chilean Government and Central Bank	253,951	93,032	872,833	1,030,657	—	—	1,126,784	1,123,689
Other instruments issued in Chile	2,378	3,272	202,825	316,971	72,794	55,094	277,997	375,337
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	285,782	373,329	—	—	—	—	285,782	373,329
Subtotal	542,111	469,633	1,075,658	1,347,628	72,794	55,094	1,690,563	1,872,355
Derivative contracts for trading purposes
Forwards	—	—	1,702,538	956,632	—	—	1,702,538	956,632
Swaps	—	—	2,873,693	1,761,952	—	—	2,873,693	1,761,952
Call Options	—	—	11,504	4,961	—	—	11,504	4,961
Put Options	—	—	145	1,076	—	—	145	1,076
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	4,587,880	2,724,621	—	—	4,587,880	2,724,621
Hedge derivative contracts
Fair value hedge (Swap)	—	—	—	32	—	—	—	32
Cash flow hedge (Swap)	—	—	169,307	61,562	—	—	169,307	61,562
Subtotal	—	—	169,307	61,594	—	—	169,307	61,594
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	66,577	66,953	24,252	42,109	—	—	90,829	109,062
Other instruments issued in Chile	—	—	1,493,734	1,221,862	40,661	7,069	1,534,395	1,228,931
Instruments issued abroad	—	—	7,005	19,853	—	—	7,005	19,853
Subtotal	66,577	66,953	1,524,991	1,283,824	40,661	7,069	1,632,229	1,357,846
Total	608,688	536,586	7,357,836	5,417,667	113,455	62,163	8,079,979	6,016,416

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	1,265,362	673,630	—	—	1,265,362	673,630
Swaps	—	—	3,428,885	2,097,024	—	—	3,428,885	2,097,024
Call Options	—	—	4,043	1,529	—	—	4,043	1,529
Put Options	—	—	923	2,209	—	—	923	2,209
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	4,699,213	2,774,392	—	—	4,699,213	2,774,392
Hedge derivative contracts
Fair value hedge (Swap)	—	—	13,099	9,286	—	—	13,099	9,286
Cash flow hedge (Swap)	—	—	8,945	34,443	—	—	8,945	34,443
Subtotal	—	—	22,044	43,729	—	—	22,044	43,729
Total	—	—	4,721,257	2,818,121	—	—	4,721,257	2,818,121

(1)	As of March 31, 2020, 99% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the Financial Statements:

	March 2020
	Balance as of January 1, 2020	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of March 31, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	55,094	(873)	—	39,968	(21,395)	—	—	72,794
Subtotal	55,094	(873)	—	39,968	(21,395)	—	—	72,794

Available-for-Sale Instruments:
Other instruments issued in Chile	7,069	677	(712)	33,627	—	—	—	40,661
Subtotal	7,069	677	(712)	33,627	—	—	—	40,661

Total	62,163	(196)	(712)	73,595	(21,395)	—	—	113,455

	December 2019
	Balance as of January 1, 2019	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094
Subtotal	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094

Available-for-Sale Instruments:
Other instruments issued in Chile	23,021	968	(517)	—	(18,177)	1,774	—	7,069
Subtotal	23,021	968	(517)	—	(18,177)	1,774	—	7,069

Total	43,887	930	(517)	48,017	(44,681)	15,142	(615)	62,163

(1)	Recorded in income under item “Net financial operating income”.
(2)	Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of March 31, 2020		As of December 31, 2019
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	72,794	(723)	55,094	(466)
Subtotal	72,794	(723)	55,094	(466)
Available-for- Sale Instruments
Other instruments issued in Chile	40,661	(649)	7,069	(86)
Subtotal	40,661	(649)	7,069	(86)

Total	113,455	(1,372)	62,163	(552)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds (associated with national issuers as of December 31, 2019 and March 31, 2020) it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	March	December	March	December
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,780,469	2,392,166	2,780,469	2,392,166
Transactions in the course of collection	520,711	584,672	520,711	584,672
Investments under resale agreements	55,441	142,329	55,441	142,329
Subtotal	3,356,621	3,119,167	3,356,621	3,119,167
Loans and advances to banks
Domestic banks	159,942	149,953	159,942	149,953
Central Bank of Chile	800,000	630,053	800,000	630,053
Foreign banks	382,812	359,427	382,484	358,542
Subtotal	1,342,754	1,139,433	1,342,426	1,138,548
Loans to customers, net
Commercial loans	16,853,652	15,956,336	16,678,838	15,988,330
Residential mortgage loans	9,182,143	9,175,014	9,527,695	9,888,506
Consumer loans	4,121,174	4,202,702	4,131,103	4,215,509
Subtotal	30,156,969	29,334,052	30,337,636	30,092,345
Total	34,856,344	33,592,652	35,036,683	34,350,060

Liabilities
Current accounts and other demand deposits	11,869,854	11,326,133	11,869,854	11,326,133
Transactions in the course of payment	482,664	352,121	482,664	352,121
Obligations under repurchase agreements	345,808	308,734	345,808	308,734
Savings accounts and time deposits	11,469,658	10,856,618	11,474,071	10,795,125
Borrowings from banks	1,703,821	1,563,277	1,696,181	1,555,129
Other financial obligations	121,674	156,229	123,393	160,361
Subtotal	25,993,479	24,563,112	25,991,971	24,497,603
Debt Issued
Letters of credit for residential purposes	9,227	10,229	9,831	11,081
Letters of credit for general purposes	556	669	592	725
Bonds	8,316,436	7,912,621	8,400,813	8,340,272
Subordinate bonds	898,006	889,895	929,488	1,004,621
Subtotal	9,224,225	8,813,414	9,340,724	9,356,699
Total	35,217,704	33,376,526	35,332,695	33,854,302

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial assets and liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of March 31, 2020 and December 31, 2019:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	March	December	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,780,469	2,392,166	—	—	—	—	2,780,469	2,392,166
Transactions in the course of collection	520,711	584,672	—	—	—	—	520,711	584,672
Investments under resale agreements	55,441	142,329	—	—	—	—	55,441	142,329
Subtotal	3,356,621	3,119,167	—	—	—	—	3,356,621	3,119,167
Loans and advances to banks
Domestic banks	159,942	149,953	—	—	—	—	159,942	149,953
Central Bank	800,000	630,053	—	—	—	—	800,000	630,053
Foreign banks	—	—	—	—	382,484	358,542	382,484	358,542
Subtotal	959,942	780,006	—	—	382,484	358,542	1,342,426	1,138,548
Loans to customers, net
Commercial loans	—	—	—	—	16,678,838	15,988,330	16,678,838	15,988,330
Residential mortgage loans	—	—	—	—	9,527,695	9,888,506	9,527,695	9,888,506
Consumer loans	—	—	—	—	4,131,103	4,215,509	4,131,103	4,215,509
Subtotal	—	—	—	—	30,337,636	30,092,345	30,337,636	30,092,345
Total	4,316,563	3,899,173	—	—	30,720,120	30,450,887	35,036,683	34,350,060

Liabilities
Current accounts and other demand deposits	11,869,854	11,326,133	—	—	—	—	11,869,854	11,326,133
Transactions in the course of payment	482,664	352,121	—	—	—	—	482,664	352,121
Obligations under repurchase agreements	345,808	308,734	—	—	—	—	345,808	308,734
Savings accounts and time deposits	—	—	—	—	11,474,071	10,795,125	11,474,071	10,795,125
Borrowings from banks	—	—	—	—	1,696,181	1,555,129	1,696,181	1,555,129
Other financial obligations	—	—	—	—	123,393	160,361	123,393	160,361
Subtotal	12,698,326	11,986,988	—	—	13,293,645	12,510,615	25,991,971	24,497,603
Debt Issued
Letters of credit for residential purposes	—	—	9,831	11,081	—	—	9,831	11,081
Letters of credit for general purposes	—	—	592	725	—	—	592	725
Bonds	—	—	8,400,813	8,340,272	—	—	8,400,813	8,340,272
Subordinated bonds	—	—	—	—	929,488	1,004,621	929,488	1,004,621
Subtotal	—	—	8,411,236	8,352,078	929,488	1,004,621	9,340,724	9,356,699
Total	12,698,326	11,986,988	8,411,236	8,352,078	14,223,133	13,515,236	35,332,695	33,854,302

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:

- Cash and deposits in banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Investments under resale agreements	- Obligations under repurchase agreements
- Loans and advance to domestic banks

•	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	March	December	March	December	March	December	March	December	March	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	4,757,187	2,786,215	(912,603)	(952,762)	(2,621,332)	(1,161,208)	(137,835)	(43,337)	1,085,417	628,908

Derivative financial liabilities	4,721,257	2,818,121	(912,603)	(952,762)	(2,621,332)	(1,161,208)	(700,238)	(418,988)	487,084	285,163

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of March 31, 2020 and December 31, 2019, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	As of March 31, 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,780,469	—	—	2,780,469	—	—	—	—	2,780,469
Transactions in the course of collection	520,711	—	—	520,711	—	—	—	—	520,711
Financial Assets held-for-trading	1,690,563	—	—	1,690,563	—	—	—	—	1,690,563
Investments under resale agreements	25,360	5,548	24,533	55,441	—	—	—	—	55,441
Derivative instruments	233,472	556,032	1,157,898	1,947,402	993,881	662,917	1,152,987	2,809,785	4,757,187
Loans and advances to banks (*)	1,097,515	99,137	146,971	1,343,623	—	—	—	—	1,343,623
Loans to customers (*)	4,011,415	2,913,577	5,760,402	12,685,394	5,869,518	3,275,113	9,032,810	18,177,441	30,862,835
Financial assets available-for-sale	29,012	273,332	986,970	1,289,314	106,668	23,548	212,699	342,915	1,632,229
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total financial assets	10,388,517	3,847,626	8,076,774	22,312,917	6,970,067	3,961,578	10,398,496	21,330,141	43,643,058

	As of December 31, 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,392,166	—	—	2,392,166	—	—	—	—	2,392,166
Transactions in the course of collection	584,672	—	—	584,672	—	—	—	—	584,672
Financial Assets held-for-trading	1,872,355	—	—	1,872,355	—	—	—	—	1,872,355
Investments under resale agreements	102,057	29,393	10,879	142,329	—	—	—	—	142,329
Derivative instruments	158,873	314,446	621,036	1,094,355	543,469	411,470	736,921	1,691,860	2,786,215
Loans and advances to banks (*)	876,119	97,585	166,487	1,140,191	—	—	—	—	1,140,191
Loans to customers (*)	4,161,262	2,340,320	5,685,646	12,187,228	5,624,031	3,198,639	9,009,572	17,832,242	30,019,470
Financial assets available-for-sale	23,786	225,772	779,872	1,029,430	106,930	30,080	191,406	328,416	1,357,846
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total financial assets	10,171,290	3,007,516	7,263,920	20,442,726	6,274,430	3,640,189	9,937,899	19,852,518	40,295,244

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$705,866 million (Ch$685,418 million in December 2019) for loans to customers and Ch$869 million (Ch$758 million in December 2019) for borrowings from financial institutions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities, continued:

	As of March 31, 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	11,869,854	—	—	11,869,854	—	—	—	—	11,869,854
Transactions in the course of payment	482,664	—	—	482,664	—	—	—	—	482,664
Obligations under repurchase agreements	343,861	452	1,495	345,808	—	—	—	—	345,808
Savings accounts and time deposits (**)	6,386,968	2,343,869	2,174,669	10,905,506	305,329	633	243	306,205	11,211,711
Derivative instruments	251,178	490,838	1,176,979	1,918,995	1,053,505	681,120	1,067,637	2,802,262	4,721,257
Borrowings from financial institutions	264,738	346,217	985,724	1,596,679	107,142	—	—	107,142	1,703,821
Debt issued:
Mortgage bonds	883	1,222	2,200	4,305	3,618	1,359	501	5,478	9,783
Bonds	448,615	162,132	465,907	1,076,654	1,520,459	1,802,714	3,916,609	7,239,782	8,316,436
Subordinate bonds	5,833	100,723	15,926	122,482	35,130	18,748	721,646	775,524	898,006
Other financial obligations	105,168	2,622	6,018	113,808	6,518	1,348	—	7,866	121,674
Lease liabilities	2,390	4,792	21,068	28,250	50,861	26,116	36,207	113,184	141,434
Total financial liabilities	20,162,152	3,452,867	4,849,986	28,465,005	3,082,562	2,532,038	5,742,843	11,357,443	39,822,448

	As of December 31, 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	11,326,133	—	—	11,326,133	—	—	—	—	11,326,133
Transactions in the course of payment	352,121	—	—	352,121	—	—	—	—	352,121
Obligations under repurchase agreements	298,711	8,583	1,440	308,734	—	—	—	—	308,734
Savings accounts and time deposits (**)	6,130,583	1,979,110	2,224,778	10,334,471	281,384	492	421	282,297	10,616,768
Derivative instruments	155,991	237,743	616,472	1,010,206	608,516	469,861	729,538	1,807,915	2,818,121
Borrowings from financial institutions	69,711	349,478	1,049,781	1,468,970	94,307	—	—	94,307	1,563,277
Debt issued:
Mortgage bonds	1,102	1,212	2,622	4,936	3,868	1,579	515	5,962	10,898
Bonds	423,966	211,648	413,485	1,049,099	1,460,318	1,746,745	3,656,459	6,863,522	7,912,621
Subordinate bonds	3,041	2,460	115,933	121,434	38,525	18,251	711,685	768,461	889,895
Lease liabilities	140,449	1,436	6,490	148,375	6,383	1,471	—	7,854	156,229
Other financial obligations	2,353	4,776	20,841	27,970	51,571	28,463	38,009	118,043	146,013
Total financial liabilities	18,904,161	2,796,446	4,451,842	26,152,449	2,544,872	2,266,862	5,136,627	9,948,361	36,100,810

(**)	Excludes term saving accounts, which amount to Ch$257,947 million (Ch$239,850 million in December 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

41.	Subsequent Events:

On April 20, 2020, the subsidiary Banchile Administradora General de Fondos S.A. reported that in Ordinary Session held that day, the Board was given notice of and accepted the resignation presented by Mr. Francisco Javier Brancoli Bravo to his position as Director of the company. On the occasion of the aforementioned resignation, the Board of Directors agreed to appoint Mr. Paul Javier Fürst Gwinner as the new Director.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between March 31, 2020 and the date of issuance of these Interim Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer